 NORTH CENTRAL
BANCSHARES, INC.

Holding Company for

First Federal Savings Bank
OF IOWA

2009 ANNUAL REPORT

TABLE OF CONTENTS

MESSAGE OF THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER	3

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA	4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	7

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	22

DIRECTORS AND MANAGEMENT OF THE COMPANY AND THE BANK	30

SHAREHOLDER INFORMATION	32

INDEX TO FINANCIAL STATEMENTS	35

This Annual Report to Shareholders contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations (including noninterest expense and availability of potential tax credits) and the business of North Central Bancshares, Inc. (the “Company”) that are subject to various factors which could cause actual results to differ materially from these estimates.  These factors include changes in general, economic and market conditions, the development of an interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company’s operations and investments, changes in depositor preferences for financial products, competition, interest rate sensitivity and exposure to regulatory and legislative changes, and the other risks and uncertainties identified in the Risk Factors section of the Company’s Annual Report on Form 10-K.  The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

North Central Bancshares, Inc.
Holding Company for
First Federal Savings Bank of Iowa
825 Central Avenue
Fort Dodge, Iowa 50501
515-576-7531
www.firstfederaliowa.com

Branch Locations

Fort Dodge, Iowa	Fort Dodge, Iowa	Ames, Iowa	Nevada, Iowa
825 Central Avenue	201 South 25th Street	316 South Duff	404 Lincoln Highway
Fort Dodge, Iowa 50501	Fort Dodge, Iowa 50501	Ames, Iowa 50010	Nevada, Iowa 50201
515-576-7531	515-576-3177	515-232-4304	515-382-5408

Perry, Iowa	Ankeny, Iowa	Clive, Iowa	West Des Moines, Iowa
1111 – 141st Street	2110 SE Delaware Street	13150 Hickman Road	120 South 68th Street
Perry, Iowa 50220	Ankeny, Iowa 50021	Clive, Iowa 50325	West Des Moines, Iowa 50266
515-465-3187	515-963-4488	515-440-6300	515-226-0800

Burlington, Iowa	Burlington, Iowa	Mt. Pleasant, Iowa
1010 N. Roosevelt	321 North 3rd Street	102 South Main
Burlington, Iowa 52601	Burlington, Iowa 52601	Mt. Pleasant, Iowa 52641
319-754-6521	319-754-7517	319-385-8000

MESSAGE OF THE CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Dear Shareholders:

With continued gratitude for your support and interest, we report to you the operating results of North Central Bancshares, Inc. (“North Central Bancshares” or the “Company”) for the year ended December 31, 2009.  North Central Bancshares is the holding company for First Federal Savings Bank of Iowa (the “Bank”).

For the year ended December 31, 2009, North Central Bancshares reported net income of $3.19 million or $1.99 diluted earnings per common share.  This year was an extremely challenging one for the financial industry and the entire world economy.  The most serious recession since the Great Depression has continued to impact the families and businesses in our Company’s markets.  The Company’s financial results for the year 2009 were impacted by increased loan loss provisions due to the severe downturn in residential and commercial real estate values as well as by increased FDIC insurance premiums.

During 2009 the Company and Bank strengthened their already “Well Capitalized” regulatory net worth positions through earnings as well as participating in the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”).

On January 9, 2009 the Company, as part of the TARP CPP, sold $10.2 million of Fixed Rate Cumulative Perpetual Preferred Stock to the United States Department of the Treasury (“Treasury”) for an aggregate purchase price of $10.2 million in cash.  In addition, the Company issued a warrant to the Treasury as of that date to purchase 99,157 shares of the Company’s common stock.

We are pleased with the progress made during 2009 in enhancing our deposit and loan products.  In late 2009, F1rst Perks Checking was introduced.  This high yield checking account has resonated with our customer base and will be the cornerstone of our relationship pricing suite of products.  During 2010 we plan to introduce this concept to our small business customers.  The restructured and redesigned products and product mix in 2009 were instrumental in leading the Company to its highest net interest margin in recent years.

We remain committed to our vision statement “To be the best bank in the communities we serve, as recognized by our customers, employees, shareholders and the community at large.”  As a key driver of our vision statement, our mission statement is “To relentlessly focus on our customers by working hard each and every day to exceed their expectations, thereby maximizing shareholder value.”  This vision and mission statement continue to guide the decisions we make now and in the future as we strive to differentiate our Bank from the many financial service competitors we face and successfully navigate the once-in-a generation financial turbulence we are now experiencing.

With the support of our team members, directors, and the continuing confidence of our shareholders, we look forward to meeting the challenges of 2010.  As always, we remain committed to increasing shareholder value.

Sincerely,

/s/ David M. Bradley

David M. Bradley

Chairman, President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated financial and other data of North Central Bancshares set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

	At December 31,
	2009	2008	2007	2006	2005
	(In thousands)
Selected Consolidated Financial Condition Data:
Total assets	$455,011	$473,298	$510,193	$515,515	$485,191
Cash (noninterest bearing)	8,961	9,718	9,394	7,592	8,087
Loans receivable (1)	382,026	406,166	450,344	452,536	433,604
Allowance for loan losses	(7,171)	(5,379)	(3,487)	(3,493)	(3,326)
Investment securities (2)	39,904	34,094	19,731	32,461	21,260
Deposits (3)	334,813	350,170	365,948	360,330	334,338
Borrowed funds	66,500	82,349	97,379	107,908	102,444
Total stockholders' equity	48,279	35,212	40,977	42,192	44,279

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands)
Selected Operating Data:
Interest income	$24,899	$28,357	$31,119	$28,537	$26,272
Interest expense	10,338	15,317	18,153	15,415	12,607
Net interest income before provision for loan losses	14,561	13,040	12,966	13,122	13,665
Provision for loan losses	2,450	2,240	655	240	260
Net interest income after provision for loan losses	12,111	10,800	12,311	12,882	13,405
Noninterest income:
Fees and service charges	4,592	4,588	4,581	4,381	4,483
Abstract fees	929	1,006	991	1,223	1,289
Other income	2,411	1,627	1,820	1,507	1,456
Total noninterest income	7,932	7,221	7,392	7,111	7,228
Investment securities gains (losses):
Other-than-temporary-impairment losses	(23)	(6,049)	-	-	(680)
Realized securities gains (losses), net	363	(171)	-	-	-
Total securities gains (losses), net	340	(6,220)	-	-	(680)
Noninterest expense:
Compensation and employee benefits	7,364	7,365	7,699	7,223	6,660
Premises and equipment	1,879	1,776	1,573	1,500	1,452
Data processing	809	952	805	669	597
Goodwill impairment	-	4,947	-	-	-
FDIC insurance expense	760	172	43	42	44
Other expenses	4,857	4,225	3,924	3,685	3,686
Total noninterest expense	15,669	19,437	14,044	13,119	12,439
Income (loss) before income taxes	4,714	(7,636)	5,659	6,874	7,514
Income tax expense (benefit)	1,525	(1,360)	1,658	2,062	2,499
Net income (loss)	$3,189	$(6,276)	$4,001	$4,812	$5,015
Less: effective dividend on preferred stock	515	-	-	-	-
Net income available to common stockholders	$2,674	$(6,276)	$4,001	$4,812	$5,015

	At or For the Year Ended December 31,
	2009	2008	2007	2006	2005
Key Financial Ratios and Other Data:

Performance Ratios: (%)
Net interest rate spread (difference between average yield on interest-earning assets and average cost of interest-bearing liabilities)	3.13%	2.63%	2.40%	2.56%	2.83%
Net interest margin (net interest income as a percentage of average interest-earnings assets)	3.36	2.84	2.65	2.79	3.05
Return on average assets (net income divided by average total assets)	0.69	(1.27)	0.77	0.96	1.05
Return on average equity (net income divided by average equity)	6.79	(15.33)	9.53	11.24	11.57
Noninterest income to average assets	1.72	1.46	1.42	1.42	1.37
Efficiency ratio (4)	69.66	71.52	68.99	64.84	61.54
Noninterest expense to average assets	3.39	3.93	2.71	2.63	2.61
Net interest income after provision for loan losses to noninterest expenses	77.29	55.56	87.66	98.19	107.76

Financial Condition Ratios: (%) (5)
Equity to assets at period end	10.61	7.44	8.03	8.18	9.13
Tangible equity to tangible assets at period end (6) (7)	10.48	7.31	7.01	7.17	8.01
Average shareholders' equity divided by average total assets	10.16	8.28	8.09	8.57	9.09
Average tangible shareholders' equity divided by average tangible total assets (6) (7)	10.04	7.23	7.09	7.53	7.95
Average interest-earning assets to average interest-bearing liabilities	109.91	106.15	106.88	107.09	107.62

Asset Quality Ratios: (%) (5)
Nonaccrual loans to total net loans	3.83	1.00	0.53	0.13	0.14
Nonperforming assets to total assets (8)	3.54	1.95	0.97	0.20	0.36
Allowance for loan losses as a percent of total loans receivable at end of period	1.87	1.32	0.77	0.77	0.76
Allowance for loan losses to nonaccrual loans	49.97	134.34	146.36	603.41	567.98

Per Share Data:
Book value per common share	$28.24	$26.21	$30.56	$30.56	$29.37
Tangible book value per common share (6)	27.74	25.71	26.37	26.49	25.46
Basic earnings (loss) per common share (9)	1.99	(4.69)	2.96	3.36	3.29
Diluted earnings (loss) per common share (10)	1.99	(4.69)	2.93	3.32	3.20
Dividends declared per common share	0.04	0.72	1.40	1.32	1.16
Dividend payout ratio	0.02	(0.15)	0.47	0.39	0.35

(1)	Loans receivable represents total loans less discounts, loans in process, net deferred loan fees plus premiums.

(2)	Includes securities available-for-sale, Federal Home Loan Bank stock and interest-bearing cash.

(3)	Includes brokered certificates of deposits of $601,000, $15.6 million, $23.6 million, $30.4 million, and $4.0 million for the years ended December 31, 2009, 2008, 2007, 2006, and 2005, respectively.

(4)
Efficiency ratio represents noninterest expense, excluding goodwill impairment, divided by the sum of net interest income before provision for loan losses plus noninterest income, excluding provision for impairment of securities and gain/(loss) on sale of investments.

(5)
Financial Condition and Asset Quality Ratios are end of period ratios.  With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(6)
Tangible equity consists of stockholders’ equity less goodwill and title plant.  Goodwill and title plant was $672,000 for the years ended December 31, 2009 and 2008, $5.6 million for the years ended December 31, 2007 and 2006 and $5.9 million for the year ended December 31, 2005.

(7)
Tangible assets consist of total assets less goodwill and title plant.  Goodwill and title plant was $672,000 for the years ended December 31, 2009 and 2008, $5.6 million for the years ended December 31, 2007 and 2006 and $5.9 million for the year ended December 31, 2005.

(8)	Nonperforming assets consists of nonaccrual loans, loans 90 days past due and still accruing interest and foreclosed real estate.

(9)
Basic earnings per common share information is calculated by dividing net income by the weighted average number of common shares outstanding.  The weighted average number of common shares outstanding for basic earnings per common share computation for 2009, 2008, 2007, 2006, and 2005 were 1,342,320,  1,339,388, 1,353,399, 1,429,912, and 1,524,056 respectively.

(10)
Diluted earnings per common share information is calculated by dividing net income by the weighted average number of common shares outstanding, adjusted for the effect of dilutive potential common shares outstanding which consists of stock options granted, common stock warrants  and unvested restricted stock.  The weighted average number of common shares outstanding for diluted earnings per common share computation for 2009, 2008, 2007, 2006, and 2005 were 1,346,453, 1,339,388, 1,367,295, 1,448,857, and 1,566,848 respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

North Central Bancshares, Inc. (the “Company”), an Iowa corporation, is the holding company for First Federal Savings Bank of Iowa (the “Bank”), a federally-chartered savings bank.  The principal business of the Company consists of the operation of its wholly-owned subsidiary, the Bank.

The profitability of the Company depends primarily on its level of net interest income, which is the difference between interest earned on the Company’s interest-earning assets, consisting primarily of loans and investment securities, and the interest paid on interest-bearing liabilities, which primarily consist of deposits and borrowed funds in the form of advances from the Federal Home Loan Bank of Des Moines (the “FHLB”). Net interest income is a function of the Company’s interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company’s net income (loss) is affected by its level of noninterest income which primarily consists of service fees and charges, abstract fees, mortgage banking income and other income, and noninterest expense, which primarily consists of compensation and employee benefit expenses, premises and equipment, FDIC insurance, data processing and other expenses.  Net income (loss) also is affected significantly by general, economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.

Executive Overview

The purpose of this summary is to provide an overview of the items management focuses on when evaluating the condition of the Company and our success in implementing our business and shareholder value strategies. The Company’s business strategy is to operate the Bank as a well-capitalized, profitable and independent community oriented savings bank.  Our shareholder value strategy has three major themes: (1) enhancing our shareholders’ value; (2) making our banking franchise more valuable; and (3) efficiently utilizing our capital.

Management believes the following factors had the most significant impact on our ability to achieve these goals in 2009:

•
The credit crisis affecting the financial markets and residential housing that began in 2007 turned out to be just the flashpoint for a severe and prolonged recession. While recently published economic data indicates that the downturn may be easing, the current economic environment continues to affect the Company, the Bank, and the financial industry generally, and it is not clear when or at what speed the economy will recover.

•
The Company has taken significant steps to reduce the risk of additional loan losses and continues to monitor its loan portfolio with the objective of avoiding defaults or write-downs. Despite these actions, the possibility of additional losses can not be eliminated. The Board of Directors and all employees continue to work hard to make the best of these continuing challenging conditions.

•
Although the level of non-performing assets as a percentage of total assets increased to 3.54% as of December 31, 2009 from 1.95% as of December 31, 2008, the Company remains focused on credit quality and continues to take a pro-active approach to addressing and minimizing the financial impact of these assets.

•	The Company continues its focus on earnings through management of net interest margin, successfully increasing the margin to 3.36% as of December 31, 2009 from 2.84% as of December 31, 2008.

•	Capital remains strong with average stockholders equity as a percentage of average total assets increasing to 10.79% at December 31, 2009 from 8.28% at December 31, 2008.

•
The volume of originations of residential mortgages for the year ended December 31, 2009 doubled compared to December 31, 2008. The successful growth of this line of business is due to the historically low interest rates which are allowing consumers to refinance existing mortgages in order to reduce their monthly costs.

•
The Bank has paid significantly higher FDIC premiums during 2009 due to market developments that depleted the Deposit Insurance Fund and reduced the ratio of reserves to insured deposits. Further, the FDIC required institutions to prepay their estimated assessments for the fourth quarter of 2009 (typically paid one quarter in arrears), and for all of 2010, 2011, and 2012 on December 30, 2009. The Bank’s prepaid FDIC assessment at the end of December 31, 2009 was $1.9 million. The expense of FDIC premiums continues to be a focus of the industry and the Company.

•
On January 9, 2009, the Company completed the sale of $10.2 million in preferred stock and common stock warrants to the United States Treasury Department through the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”). Under the terms of the transaction, the Company issued 10,200 shares of cumulative preferred stock and a warrant to purchase 99,157 shares of FFFD common stock at an exercise price of $15.43 per share. The preferred stock bears an annualized dividend rate of 5 percent for the first five years it is outstanding, after which the dividend will increase to 9 percent. Although the Bank would have remained “well capitalized” without these funds, this new equity investment further increases the capacity to support economic activity and growth in each of the communities served by the Bank through responsible lending.

Business Strategy

As described above, the Company’s current business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank. Generally, the Company has sought to implement this strategy primarily by using deposits and advances from the FHLB as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate, multifamily real estate and commercial real estate located both inside and outside the Company’s market area, consumer and other loans and in other liquid investment securities. Specifically, the Company’s business strategy incorporates the following elements: (1) operating the Bank as a community-oriented financial institution, maintaining a strong core customer base by providing dedicated service to the individual consumer; (2) increasing loan and deposit balances in existing branch offices; (3) maintaining high asset quality by emphasizing investment in residential mortgage, multifamily and commercial real estate loans and consumer loans; (4) emphasizing growth in core deposits, which includes demand deposit, NOW, money market and savings accounts; (5) maintaining capital in excess of regulatory requirements; (6) controlling noninterest expense; (7) managing interest rate risk exposure; and (8) increasing noninterest income through items such as fees and service charges.

Highlights of the Company’s business strategy are as follows:

Community-Oriented Institution. The Company is committed to meeting the financial needs of the communities in which it operates. Based in part on its participation in several different programs designed to facilitate residential lending to low- and moderate-income households, the Bank has received an “Outstanding” as its most recent Community Reinvestment Act rating.

Retail Deposit Base. In 2009, the Company had eleven offices located in the following Iowa communities: Fort Dodge (2), Ames, Nevada, Perry, Ankeny, Clive, West Des Moines, Burlington (2) and Mount Pleasant.  At December 31, 2009, 47.4% of the deposit base, or $158.8 million, consisted of core deposits, which included money market accounts, savings accounts, NOW accounts, and noninterest-bearing demand accounts. This represents an increase of 9.3%, or $25.4 million from December 31, 2008. Core deposits are generally considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings.  The Company continues to emphasize growth in core deposits.

Asset Quality and Emphasis on Residential Mortgage Lending.  The Company has historically emphasized residential real estate financing. The Company expects to continue its commitment to financing the purchase, construction or improvement of residential real estate in its market areas.  At December 31, 2009, 33.3% of the Company’s total assets consisted of one- to four-family residential first mortgage loans.  To supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically, the Company has originated or purchased loans in the secondary mortgage market, with an emphasis on multifamily and commercial real estate loans, secured by properties outside the State of Iowa.  At December 31, 2009, the Company’s portfolio of loans which were either originated or purchased by the Company and secured by properties outside Iowa totaled $111.8 million and consisted of $8.0 million one- to four-family residential mortgage loans, or 2.1%, $49.8 million in multifamily real estate loans, or 13.0%, $50.3 million commercial real estate loans, or 13.1%, and $3.7 million in land and land development loans, or 1.0%, of the Company’s total gross loan portfolio, respectively.  The Company also invests in state and local obligations, U.S. government agencies, mortgage-backed securities, interest-earning deposits, equity securities and FHLB stock.

Generally, the yield on mortgage loans originated or purchased by the Company is greater than that of securities purchased by the Company.  Future economic conditions and continued strong banking competition could result in diminished lending opportunities. The Company may increase its investment in securities and in purchased mortgage loans outside its market area.

Increasing Noninterest Income.  The Company has attempted to increase its level of noninterest income from both new and traditional lines of business to supplement net interest income.  The Company generally increases noninterest income by emphasizing growth in core deposit accounts.  During the years ended December 31, 2009 and 2008, fees and service charges totaled $4.3 million and $4.5 million respectively.  The Company also maintains its noninterest income through emphasizing growth in mortgage banking income, annuity and mutual fund sales, and insurance sales.  In addition, the Company currently owns abstract companies in Webster and Boone counties in Iowa, through First Iowa Title Services, Inc. (“First Iowa”), the Bank’s wholly owned subsidiary.  The abstract business performed by First Iowa replaces the function of a title insurance company.  The Company believes that First Iowa can continue to be an important source of fee income.  Noninterest income from First Iowa’s business for the year ended December 31, 2009 totaled $900,000 compared to $1.0 million for 2008.

Liquidity and Interest Rate Risk Management.  Management seeks to manage the Company’s interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At December 31, 2009, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $222.6 million, representing a one-year gap to total assets ratio of -48.9%, compared to -16.5% at December 31, 2008.  To manage the Company’s interest rate exposure, the Company originates 5 year and 7 year fixed-rate mortgage loans that convert to adjustable rates at the conclusion of their initial term and have overall maturities of up to 30 years, and the origination of adjustable rate home equity lines of credit and short-term consumer loans. The Company also manages its interest rate risk and liquidity by investing in agency mortgage-backed, municipal and agency bond securities.  In addition, the Company generally sells all fixed rate one- to four-family residential loans with maturities of fifteen years or greater.  See “Discussion of Market Risk - Interest Rate Sensitivity Analysis” below for additional information.  As described above, the Company also participated in the Treasury’s TARP CPP and issued $10.2 million in preferred stock and related warrants to the Treasury in January 2009.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the disclosures included elsewhere in this report, are based on the Company’s audited consolidated financial statements.  These statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The financial information contained in these statements is, for the most part, based on approximate measures of the financial effects of transactions and events that have already occurred.  However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

The Company’s accounting policies are described in the “Notes to Consolidated Financial Statements” of the Company’s audited consolidated financial statements.  Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified its most critical accounting policies to be those related to the allowance for loan losses and asset impairment judgments.

The allowance for loan losses is established through a provision for loan losses charged to expense.  Loans are charged against the allowance for loan losses when management believes that collectability of the principal is unlikely.  The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio, including timely identification of potential problem credits.  On a quarterly basis, management reviews the appropriate level for the allowance for loan losses, incorporating a variety of risk considerations, both quantitative and qualitative.  Quantitative factors include the Company’s historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors.  Qualitative factors include the general economic environment in the Company’s market area and the expected trend of those economic conditions.  To the extent that actual results differ from forecasts and management’s judgment, the allowance for loan losses may be greater or less than future charge-offs.

Asset impairment judgments include evaluating the decline in fair value of available-for-sale securities below their cost.  Declines in fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent of the Company to not sell the security or whether it is more-likely-than-not that the Company will be required to sell the security before its anticipated recovery.

Comparison of Financial Condition as of December 31, 2009 and December 31, 2008

	December 31,	December 31,
	2009	2008	Change	Change %

Cash and cash equivalents	$21,766,170	$16,281,644	$5,484,526	33.7%
Securities available-for-sale	23,175,201	22,837,968	337,233	1.5%
Loans receivable, net	374,854,993	400,786,505	(25,931,512)	-6.5%
Other assets	35,214,595	33,391,719	1,822,876	5.5%

Total assets	$455,010,959	$473,297,836	$(18,286,877)	-3.9%

Non-interest bearing DDA	$16,184,866	$15,201,731	$983,135	6.5%
Interest bearing DDA	77,694,324	57,876,885	19,817,439	34.2%
Money market accounts	36,095,478	34,227,782	1,867,696	5.5%
Savings accounts	28,865,675	26,127,907	2,737,768	10.5%
Certificates of deposit	175,371,233	201,118,945	(25,747,712)	-12.8%
Certificates of deposit - brokered	601,484	15,616,675	(15,015,191)	-96.1%

Total deposits	$334,813,060	$350,169,925	$(15,356,865)	-4.4%

Borrowed funds	$66,500,000	$82,348,915	$(15,848,915)	-19.2%

Total stockholders' equity	$48,278,818	$35,212,143	$13,066,675	37.1%

Total assets decreased $18.3 million, or 3.9%, to $455.0 million at December 31, 2009 from $473.3 million at December 31, 2008.  The decrease in assets consisted primarily of a decrease in net loans receivable and deferred taxes, offset in part by an increase in cash and cash equivalents, prepaid FDIC assessment, and securities available-for-sale.

Total loans receivable, net, decreased by $25.9 million, or 6.5%, to $374.9 million at December 31, 2009 from $400.8 million at December 31, 2008, primarily due to payments and prepayments of $105.1 million and sales of loans of $69.6 million during the year ended December 31, 2009.  The Company sells substantially all of the fixed-rate loans with maturities of 15 years or more it originates to the secondary mortgage market in order to reduce interest rate risk.  These payments and sales of loans were offset in part by the origination of $91.8 million of first mortgage loans secured by one-to-four family residences, the origination of $8.2 million of first mortgage loans secured by commercial real estate, the origination of $2.3 million of first mortgage loans secured by multifamily residences; the purchase of first mortgage loans secured by one-to-four family residences, multifamily residences and commercial real estate of $14.8 million; and the origination of $23.6 million of second mortgage loans during the year ended December 31, 2009.  Cash and cash equivalents increased $5.5 million, or 33.7%, to $21.8 million at December 31, 2009 from $16.3 million at December 31, 2008.  The increase in cash and cash equivalents was primarily due to loan payments, prepayments and loan sales.  Securities available-for-sale increased $337,000, or 1.5%, to $23.2 million at December 31, 2009 from $22.8 million at December 31, 2008.  The increase in securities available-for-sale was primarily due to the purchase of U.S. government agency bonds and municipal bonds offset in part by maturities and sales of mortgage back securities.

Deposits decreased $15.4 million, or 4.4%, to $334.8 million at December 31, 2009 from $350.2 million at December 31, 2008, primarily reflecting a decrease in certificates of deposit, offset by increases in NOW account, money market and savings account balances.  For the year ended December 31, 2009, brokered certificates of deposit decreased by $15.0 million, to $601,000 compared to $15.6 million at December 31, 2008. Borrowed funds, primarily FHLB advances, decreased $15.8 million, or 19.2%, to $66.5 million at December 31, 2009 from $82.3 million at December 31, 2008.

Total stockholders’ equity increased $13.1 million, or 37.1%, to $48.3 million at December 31, 2009 from $35.2 million at December 31, 2008.  This increase was primarily due to the investment by the U.S. Treasury of $10.2 million pursuant to the terms of its TARP CPP.  Additionally, net income of $3.2 million, a $74,000 increase in the market value of the investment portfolio, net of tax, and stock options exercised for $30,000 and $60,000 of employee stock-based compensation, were partially offset by declared dividends on common and preferred stock of $487,000.

Comparison of Financial Condition as of December 31, 2008 and December 31, 2007

	December 31,	December 31,
	2008	2007	Change	Change %

Cash and cash equivalents	$16,281,644	$12,526,707	$3,754,937	30.0%
Securities available-for-sale	22,837,968	11,534,942	11,303,026	98.0%
Loans receivable, net	400,786,505	446,857,436	(46,070,931)	-10.3%
Goodwill	-	4,946,960	(4,946,960)	-100.0%
Other assets	33,391,719	34,326,919	(935,200)	-2.7%

Total assets	$473,297,836	$510,192,964	$(36,895,128)	-7.2%

Non-interest bearing DDA	$15,201,731	$13,672,614	$1,529,117	11.2%
Interest bearing DDA	57,876,885	54,179,648	3,697,237	6.8%
Money market accounts	34,227,782	33,050,820	1,176,962	3.6%
Savings accounts	26,127,907	24,533,427	1,594,480	6.5%
Certificates of deposit	201,118,945	216,876,447	(15,757,502)	-7.3%
Certificates of deposit - brokered	15,616,675	23,635,000	(8,018,325)	-33.9%

Total deposits	$350,169,925	$365,947,956	$(15,778,031)	-4.3%

Borrowed funds	$82,348,915	$97,378,800	$(15,029,885)	-15.4%

Total stockholders' equity	$35,212,143	$40,976,710	$(5,764,567)	-14.1%

Total assets decreased $36.9 million to $473.3 million at December 31, 2008 from $510.2 million at December 31, 2007.  The decrease in assets consisted primarily of a decrease in net loans receivable and goodwill, offset in part by an increase in cash and cash equivalents and securities available-for-sale.

Total loans receivable, net, decreased by $46.1 million, or 10.3%, to $400.8 million at December 31, 2008 from $446.9 million at December 31, 2007, primarily due to payments and prepayments of $122.5 million and sales of loans of $41.8 million during the year ended December 31, 2008.  The Company sells substantially all of the fixed-rate loans with maturities of 15 years or more it originates to the secondary mortgage market in order to reduce interest rate risk.  These payments and sales of loans were offset in part by the origination of $52.2 million of first mortgage loans secured by one-to-four family residences, the origination of $4.9 million of first mortgage loans secured by commercial real estate, the origination of $0.9 million of first mortgage loans secured by multifamily residences; the purchase of first mortgage loans secured by one-to-four family residences, multifamily residences and commercial real estate of $18.6 million; and the origination of $29.5 million of second mortgage loans during the year ended December 31, 2008.  Cash and cash equivalents increased $3.8 million, or 30.0%, to $16.3 million at December 31, 2008 from $12.5 million at December 31, 2007.  The increase in cash and cash equivalents was primarily due to loan payments, prepayments and loan sales.  Securities available-for-sale increased $11.3 million, or 98.0%, to $22.8 million at December 31, 2008 from $11.5 million at December 31, 2007.  The increase in securities available-for-sale was primarily due to the purchase of mortgage back securities offset in part by OTTI charges on securities. As discussed above, following the impairment charge as of December 31, 2008, goodwill decreased $4.9 million, or 100.0%, from December 31, 2007.

Deposits decreased $15.8 million, or 4.3%, to $350.2 million at December 31, 2008 from $365.9 million at December 31, 2007, primarily reflecting a decrease in certificates of deposit, offset by increases in NOW account, money market and savings account balances.  For the year ended December 31, 2008, brokered certificates of deposit decreased by $8.0 million, to $15.6 million compared to $23.6 million at December 31, 2007. Borrowed funds, primarily FHLB advances, decreased $15.0 million, or 15.4%, to $82.3 million at December 31, 2008 from $97.4 million at December 31, 2007.

Total stockholders’ equity decreased $5.8 million, or 14.1%, to $35.2 million at December 31, 2008 from $41.0 million at December 31, 2007, primarily due to the net loss recorded in 2008 and declared dividends on common stock.

Average Balance Sheet for the Years Ended December 31, 2009 and 2008

The following table sets forth certain information relating to the Company’s average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid.  Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.  For purposes of this table, average balances were computed on a monthly basis.

	Average Balance				Interest Income/Expense				Yield/Rate
For the year ended December 31	2009	2008	Change	Change-%	2009	2008	Change	Change-%	2009	2008	Change

Assets:
Interest-earning assets:
Loans	$394,749,068	$428,966,747	$(34,217,679)	-7.98%	$23,814,290	$27,225,835	$(3,411,545)	-12.53%	6.03%	6.33%	-0.30%
Securities available-for-sale	28,986,405	22,757,876	6,228,529	27.37%	1,070,874	990,909	79,965	8.07%	3.69%	4.35%	-0.66%
Interest-bearing cash	8,540,974	7,031,819	1,509,155	21.46%	13,521	140,060	(126,539)	-90.35%	0.16%	1.99%	-1.83%
Total interest-earning assets	$432,276,447	$458,756,442	$(26,479,995)	-5.77%	$24,898,685	$28,356,804	$(3,458,119)	-12.20%	5.76%	6.17%	-0.41%
Noninterest-earning assets	29,942,314	35,557,161	(5,614,847)	-15.79%
Total assets	$462,218,761	$494,313,603	$(32,094,842)	-6.49%

Liabilities and Equity:
Interest-bearing liabilities:
NOW and money market savings	$97,818,678	$93,061,631	$4,757,047	5.11%	$468,416	$891,364	$(422,948)	-47.45%	0.48%	0.96%	-0.48%
Savings	28,482,799	25,602,182	2,880,617	11.25%	54,959	75,974	(21,015)	-27.66%	0.19%	0.30%	-0.11%
Certificates of Deposit	192,551,764	223,274,615	(30,722,851)	-13.76%	6,278,631	9,797,052	(3,518,421)	-35.91%	3.26%	4.39%	-1.13%
Borrowed funds	74,437,952	90,249,923	(15,811,971)	-17.52%	3,535,522	4,552,257	(1,016,735)	-22.33%	4.75%	5.04%	-0.29%
Total interest-bearing liabilities	$393,291,193	$432,188,351	$(38,897,158)	-9.00%	$10,337,528	$15,316,647	$(4,979,119)	-32.51%	2.63%	3.54%	-0.91%
Noninterest-bearing liabilities	21,927,472	21,180,290	747,182	3.53%
Total liabilities	$415,218,665	$453,368,641	$(38,149,976)	-8.41%
Equity	47,000,096	40,944,962	6,055,134	14.79%
Total liabilities and equity	$462,218,761	$494,313,603	$(32,094,842)	-6.49%

Net interest income					$14,561,157	$13,040,157	$1,521,000	11.66%

Net interest rate spread									3.13%	2.63%	0.50%
Net interest margin									3.36%	2.84%	0.52%

Ratio of average interest-earnings assets to average interest-bearing liabilities	109.91%	106.15%

Comparison of Results of Operations for the Years Ended December 31, 2009 and 2008

Net Income (Loss).  The Company recorded a net income of $3.2 million for the year ended December 31, 2009, which represents a $9.5 million, or 150.8%, increase, compared to a net loss of $6.3 million for the year ended December 31, 2008.  Net income (loss) is primarily dependent on net interest income, provision for loan losses, noninterest income, noninterest expense and income tax expense.  The increase in net income for 2009 was primarily due to decreases in OTTI charges and impairment on goodwill compared to the same period in 2008.

Net Interest Income. Net interest income before provision for loan losses increased by $1.5 million, or 11.7%, to $14.6 million for the year ended December 31, 2009 from $13.0 million for the year ended December 31, 2008.  The increase was due to an increase in net interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) and a decrease in the average balance of interest-bearing liabilities, offset in part by a decrease in the average balance of interest-earning assets.  The interest rate spread increased to 3.13% for the year ended December 31, 2009 from 2.63% for the year ended December 31, 2008.  The increase in interest rate spread primarily reflects a decrease in cost of funds, offset in part by a decrease in the yield on interest-earning assets.

Interest Income.  Interest income decreased by $3.5 million, or 12.2%, to $24.9 million for the year ended December 31, 2009, compared to $28.4 million for the year ended December 31, 2008.  The decrease in interest income was due to a decrease in the average balance of interest-earning assets and a decrease in the yield on interest-earning assets.  The average balance of interest-earning assets decreased $26.5 million, or 5.8%, to $432.3 million for the year ended December 31, 2009, from $458.8 million for 2008.  The decrease in the average balance of interest-earning assets primarily reflects decreases in the average balances of first mortgage loans, offset in part by an increase in the average balance of securities available-for-sale and interest bearing cash.  The average yield on interest-earning assets decreased to 5.76% for the year ended December 31, 2009 from 6.17% for the year ended December 31, 2008.  The decrease in the average yield on interest-earning assets was primarily due to a decrease in market interest rates on first mortgage loans secured by one-to four-family real estate, commercial real estate, and multifamily residences.

Interest Expense.  Interest expense decreased by $5.0 million, or 32.5%, to $10.3 million for the year ended December 31, 2009, compared to $15.3 million for the year ended December 31, 2008.  The decrease in interest expense was due to a decrease in the average cost of funds and a decrease in the average balance of interest-bearing liabilities.  The average cost of funds decreased to 2.63% for the year ended December 31, 2009 from 3.54% for the year ended December 31, 2008, due to a decrease in the current market interest rates and a decrease in balances of typically higher costing certificates of deposit and borrowed funds.  The average balance of interest-bearing liabilities decreased $38.9 million, or 9.0%, to $393.3 million for the year ended December 31, 2009 from $432.2 million for 2008.  The decrease in the average balance of interest-bearing liabilities primarily reflects a decrease in the average balances of certificates of deposits and borrowed funds, offset in part by an increase in the average balance of NOW, money market, and savings accounts.  The decrease in the average balance of certificates of deposit was primarily due to the maturity of brokered certificates of deposit. The average borrowed funds balance for the year ended December 31, 2009 decreased by $15.8 million primarily due to a decrease in FHLB advances.

Provision for Loan Losses.  The Company’s provision for loan losses was $2.5 million and $2.2 million for the years ended December 31, 2009 and December 31, 2008, respectively.  The increase in provision for loan losses in 2009 was primarily due to increasing concern about declining real estate values and the difficult market conditions created by the weakened economy.  Net charge-offs were $659,000 for the year ended December 31, 2009, compared to $348,000 for the year ended December 31, 2008.  The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, and the volume and type of loans in the Company’s loan portfolio. During 2009, the Company’s loans receivable decreased $24.1 million, or 5.9%.  This decrease primarily consisted of decreases in one-to-four family, commercial real estate, and consumer loans, offset in part by increases in multifamily loans.  The Company’s out-of-state commercial real estate loans decreased $3.8 million, or 3.2%, during 2009.  Purchased out-of-state real estate loans generally constitute a higher rate of risk than originated loans due to the size, location and type of collateral securing such loans.

The Company’s allowance for loan loss was $7.2 million at December 31, 2009 compared to $5.4 million at December 31, 2008.  The allowance for loan losses as a percentage of total loans receivable was 1.87% at December 31, 2009, compared to 1.32% for the year ended December 31, 2008.  The level of nonperforming loans was $14.3 million at December 31, 2009 and $8.0 million at December 31, 2008.  Non-performing assets were 3.54% of total assets as of December 31, 2009, compared to 1.95% of total assets as of December 31, 2008.  Non-performing assets included 3.15% non-accrual loans and other non-performing loans, no loans past due 90 days and greater and still accruing, 0.38% other real estate owned, and 0.01% other repossessed assets as of December 31, 2009, compared to 1.47% non-accrual loans and other non-performing loans, 0.23% loans past due 90 days and greater and still accruing, 0.25% other real estate owned, and no other repossessed assets as of December 31, 2008.

Management believes that the allowance for loan losses is adequate as of December 31, 2009.  While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans, and other factors, both within and outside of management’s control.

Noninterest Income

	Year Ended December 31,
	2009	2008	Change	Change %
Noninterest income:
Fees and service charges	$4,341,948	$4,526,087	$(184,139)	-4.1%
Abstract fees	929,279	1,006,177	(76,898)	-7.6%
Mortgage banking income	975,481	526,534	448,947	85.3%
Loan prepayment fees	250,118	61,672	188,446	305.6%
Other income:
Increase in CSV - BOLI	249,810	249,270	540	0.2%
Investment and Insurance sales	772,575	622,467	150,108	24.1%
Foreclosed real estate net earnings	(79,743)	(203,146)	123,403	-60.7%
Rental income	480,050	480,935	(885)	-0.2%
All other	12,791	(49,161)	61,952	-126.0%
Total other income	1,435,483	1,100,365	335,118	30.5%

Total noninterest income	$7,932,309	$7,220,835	$711,474	9.9%

Total noninterest income increased by $711,000, or 9.9%, to $7.9 million for the year ended December 31, 2009 from $7.2 million for the year ended December 31, 2008.  The increase in noninterest income was primarily due to an increase in mortgage banking income, loan prepayment fees and other income, offset in part by decreases in fees and service charges and abstract fees.  Fees and service charges decreased $184,000 for the year ended December 31, 2009 compared to the same period of 2008 due to a decrease in fees associated with checking accounts, including overdraft fees.  Abstract fees decreased $77,000 for the year ended December 31, 2009 compared to the same period of 2008. Mortgage banking income increased $449,000 due to an increase in loans originated for the secondary market.  Loan prepayment fees increased $188,000 for the year end December 31, 2009 compared to the same period of 2008 due primarily to increased volume of commercial real estate loans paying off prior to maturity.  Other income which primarily includes investment and insurance sales, rental income and foreclosed real estate net earnings, increased $335,000 for the year end December 31, 2009 compared to the same period of 2008 primarily due to increases in income from investment and insurance sales and foreclosed real estate net earnings.

Securities Gain/(Losses)

	Year Ended December 31,
	2009	2008	Change	Change %

Investment securities gains (losses), net:
Total other-than-temporary impairment losses	$(23,343)	$(6,049,103)	$6,025,760	99.6%
Portion of loss recognized in other comprehensive income (loss) before taxes	-	-	-	-
Net impairment losses recognized in earnings	(23,343)	(6,049,103)	6,025,760	99.6%
Realized securities gains (losses), net	362,560	(170,658)	533,218	312.4%
Total securities gains (losses), net	$339,217	$(6,219,761)	$6,558,978	105.5%

Total securities gains increased by $6.6 million, or 105.5%, to $339,000 for the year ended December 31, 2009 compared to a loss of $6.2 million for the year ended December 31, 2008. The increase in securities gains was primarily due to a decrease in other-than-temporary impairment in 2009. During the year 2009, the Company recorded other-than temporary impairment charges on securities available-for-sale of $23,000 on investments in a mutual fund.  During the year ended December 31, 2008 the Company recorded other-than-temporary impairment charges on securities available-for-sale of $6.0 million on investments in Fannie Mae and Freddie Mac preferred stock and a mutual fund. The Company no longer holds the preferred stock investments.

Noninterest Expense

	Year Ended December 31,
	2009	2008	Change	Change %
Noninterest expense:
Compensation and employee benefits	$7,364,215	$7,365,182	$(967)	0.0%
Premises and equipment	1,878,967	1,776,271	102,696	5.8%
Data processing	809,416	951,929	(142,513)	-15.0%
FDIC insurance expense	759,734	172,115	587,619	341.4%
Goodwill impairment	-	4,946,960	(4,946,960)	-100.0%
Other expense:
Advertising and promotions	511,567	507,073	4,494	0.9%
Professional fees	772,602	375,832	396,770	105.6%
Printing, postage, and supplies	441,802	431,170	10,632	2.5%
Checking account charges	370,229	377,734	(7,505)	-2.0%
Insurance	167,613	165,781	1,832	1.1%
OTS general assessment	129,935	125,551	4,384	3.5%
Telephone	148,215	147,051	1,164	0.8%
Apartment operating costs	344,438	341,484	2,954	0.9%
Employee costs	165,926	188,634	(22,708)	-12.0%
ATM expense	210,416	142,060	68,356	48.1%
Foreclosed real estate impairments	518,136	432,396	85,740	19.8%
All other	1,075,556	990,419	85,137	8.6%
Total other expense	4,856,435	4,225,185	631,250	14.9%

Total noninterest expense	$15,668,767	$19,437,642	$(3,768,875)	-19.4%

Total noninterest expense decreased by $3.8 million, or 19.4%, to $15.7 million for the year ended December 31, 2009 from $19.4 million for the year ended December 31, 2008.  The decrease in noninterest expense was primarily due to a decrease in goodwill impairment and data processing fees, offset in part by increases in premises and equipment, FDIC insurance expense, and other expenses. Premises and equipment increased $103,000 primarily due to depreciation expense and real estate taxes. Data processing expense decreased $143,000 primarily due to the renewing of a core processing contract at reduced rates. FDIC insurance expense increased $588,000 primarily due to a special assessment by the FDIC paid in 2009.  During the year ended December 31, 2008 the Company recorded a $4.9 million adjustment for goodwill impairment compared to no impairment in 2009.  Other expenses increased by $631,000 primarily due to increases in professional fees, mostly attributable to the legal costs associated with TARP-CPP, SOx 404 compliance, and loan collection activities, and impairment on other real estate owned.  The Company’s efficiency ratio for the years ended December 31, 2009 and 2008 were 69.66% and 71.52%, respectively.  The Company’s ratio of noninterest expense to average assets for the years ended December 31, 2009 and 2008 were 3.48% and 3.93%, respectively.

Income Taxes.  The Company’s provision (benefit) for income taxes was $1.5 million and $(1.4) million for the years ended December 31, 2009 and 2008, respectively.  The increase in the provision for income taxes was primarily due to the increase in income before income taxes.

Average Balance Sheet for the Years Ended December 31, 2008 and 2007

The following table sets forth certain information relating to the Company’s average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid.  Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.  For purposes of this table, average balances were computed on a monthly basis.

	Average Balance				Interest Income/Expense				Yield/Rate
For the year ended December 31	2008	2007	Change	Change-%	2008	2007	Change	Change-%	2008	2007	Change

Assets:
Interest-earning assets:
Loans	$428,966,747	$460,429,224	$(31,462,477)	-6.83%	$27,225,835	$29,753,812	$(2,527,977)	-8.50%	6.33%	6.46%	-0.13%
Securities available-for-sale	22,757,876	19,105,033	3,652,843	19.12%	990,909	929,951	60,958	6.55%	4.35%	4.87%	-0.52%
Interest-bearing cash	7,031,819	8,950,725	(1,918,906)	-21.44%	140,060	435,530	(295,470)	-67.84%	1.99%	4.87%	-2.88%
Total interest-earning assets	$458,756,442	$488,484,982	$(29,728,540)	-6.09%	$28,356,804	$31,119,293	$(2,762,489)	-8.88%	6.17%	6.37%	-0.20%
Noninterest-earning assets	35,557,161	30,329,172	5,227,989	17.24%
Total assets	$494,313,603	$518,814,154	$(24,500,551)	-4.72%

Liabilities and Equity:
Interest-bearing liabilities:
NOW and money market savings	$93,061,631	$83,416,107	$9,645,524	11.56%	$891,364	$1,109,531	$(218,167)	-19.66%	0.96%	1.33%	-0.37%
Savings	25,602,182	25,828,079	(225,897)	-0.87%	75,974	125,659	(49,685)	-39.54%	0.30%	0.49%	-0.19%
Certificates of Deposit	223,274,615	241,196,311	(17,921,696)	-7.43%	9,797,052	11,651,226	(1,854,174)	-15.91%	4.39%	4.83%	-0.44%
Borrowed funds	90,249,923	106,591,280	(16,341,357)	-15.33%	4,552,257	5,266,967	(714,710)	-13.57%	5.04%	4.94%	0.10%
Total interest-bearing liabilities	$432,188,351	$457,031,777	$(24,843,426)	-5.44%	$15,316,647	$18,153,383	$(2,836,736)	-15.63%	3.54%	3.97%	-0.43%
Noninterest-bearing liabilities	21,180,290	19,786,440	1,393,850	7.04%
Total liabilities	$453,368,641	$476,818,217	$(23,449,576)	-4.92%
Equity	40,944,962	41,995,937	(1,050,975)	-2.50%
Total liabilities and equity	$494,313,603	$518,814,154	$(24,500,551)	-4.72%

Net interest income					$13,040,157	$12,965,910	$74,247	0.57%

Net interest rate spread									2.63%	2.40%	0.23%
Net interest margin									2.84%	2.65%	0.19%

Ratio of average interest-earnings assets to average interest-bearing liabilities	106.15%	106.88%
Comparison of Results of Operations for the Years Ended December 31, 2008 and 2007

Net Income (Loss).  The Company recorded a net loss of $6.3 million for the year ended December 31, 2008, which represents a $10.3 million, or 256.9%, decrease, compared to net income of $4.0 million for the year ended December 31, 2007.  Net income (loss) is primarily dependent on net interest income, provision for loan losses, noninterest income, noninterest expense and income tax expense.  The net loss in 2008 was primarily due to OTTI charges on securities available-for-sale, primarily consisting of Freddie Mac and Fannie Mae perpetual preferred stock, the impairment on goodwill and an increase in provision for loan losses.

Net Interest Income.  Net interest income before provision for loan losses increased by $74,000, or 0.6%, to $13.0 million for the year ended December 31, 2008 from $13.0 million for the year ended December 31, 2007.  The increase was due to a decrease in the average balance of interest-bearing liabilities and a decrease in the average cost of funds, offset by a decrease in the average balance of interest-earning assets and a decrease in the yield on interest-earning assets.  The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) increased to 2.63% for the year ended December 31, 2008 from 2.40% for the year ended December 31, 2007.  The increase in interest rate spread primarily reflected a decrease in cost of funds, offset in part by a decrease in the yield on interest-earning assets.

Interest Income.  Interest income decreased by $2.7 million, or 8.9%, to $28.4 million for the year ended December 31, 2008, compared to $31.1 million for the year ended December 31, 2007.  The decrease in interest income was due to a decrease in the average balance of interest-earning assets and a decrease in the yield on interest-earning assets.  The average balance of interest-earning assets decreased $29.7 million, or 6.1%, to $458.8 million for the year ended December 31, 2008, from $488.5 million for the year ended December 31, 2007.  The decrease in the average balance of interest-earning assets primarily reflects decreases in the average balances of first mortgage loans and interest-bearing cash, offset in part by an increase in the average balance of consumer loans and securities available-for-sale.  The average yield on interest-earning assets decreased to 6.17% for the year ended December 31, 2008 from 6.37% for the year ended December 31, 2007.  The decrease in the average yield on interest-earning assets was primarily due to a decrease in market interest rates on first mortgage loans secured by one-to four-family real estate, commercial real estate, and multifamily residences.

Interest Expense.  Interest expense decreased by $2.9 million, or 15.6%, to $15.3 million for the year ended December 31, 2008, compared to $18.2 million for the year ended December 31, 2007.  The decrease in interest expense was due to a decrease in the average cost of funds and a decrease in the average balance of interest-bearing liabilities.  The average cost of funds decreased to 3.54% for the year ended December 31, 2008 from 3.97% for the year ended December 31, 2007, due to a decrease in the current market interest rates and a decrease in the average balance of certificates of deposit and borrowed funds.  The average balance of interest-bearing liabilities decreased $24.8 million, or 5.4%, to $432.2 million for the year ended December 31, 2008 from $457.0 million for the year ended December 31, 2007.  The decrease in the average balance of interest-bearing liabilities primarily reflects a decrease in the average balances of certificates of deposits and borrowed funds, offset in part by an increase in the average balance of NOW accounts.  The decrease in the average balance of certificates of deposit was primarily due to the maturity of brokered certificates of deposit. The average balance of brokered certificates of deposit decreased $11.7 million, to $17.5 million for the year ended December 31, 2008 compared to $29.2 million for the year ended December 31, 2007.  The average borrowed funds balance for the year ended December 31, 2008 decreased by $16.3 million primarily due to a decrease in FHLB advances of $15.1 million.

Provision for Loan Losses.  The Company’s provision for loan losses was $2.2 million and $655,000 for the years ended December 31, 2008 and December 31, 2007, respectively.  The increase in provision for loan losses in 2008 was primarily due to increasing concern about declining real estate values and the difficult market conditions created by the weakened economy.  Net charge-offs were $348,000 for the year ended December 31, 2008, compared to $661,000 for the year ended December 31, 2007.  The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, and the volume and type of loans in the Company’s loan portfolio. During 2008, the Company’s gross loan portfolio decreased $45.7 million, or 10.1%.  This decrease primarily consisted of decreases in one-to-four family and commercial real estate loans, offset in part by increases in multifamily and consumer loans.  The Company’s out-of-state commercial real estate loans decreased $18.2 million, or 13.6%, during 2008.  Purchased out-of-state real estate loans generally constitute a higher rate of risk than originated loans due to the size, location and type of collateral securing such loans.

The Company’s allowance for loan loss was $5.4 million at December 31, 2008 compared to $3.5 million at December 31, 2007.  The allowance for loan losses as a percentage of total loans receivable was 1.32% at December 31, 2008, compared to 0.77% for the year ended December 31, 2007.  The level of nonperforming loans was $8.0 million at December 31, 2008 and $2.4 million at December 31, 2007.  Non-performing assets were 1.95% of total assets as of December 31, 2008, compared to 0.97% of total assets as of December 31, 2007.  Non-performing assets included 1.47% non-accrual loans and other non-performing loans, 0.23% loans past due 90 days and greater and still accruing, and 0.25% other real estate owned as of December 31, 2008, compared to 0.47% non-accrual loans, no loans past due 90 days and greater and still accruing, and 0.50% other real estate owned as of December 31, 2007.

Management believes that the allowance for loan losses was adequate as of December 31, 2008.  While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans, and other factors, both within and outside of management’s control.

Noninterest Income

	Year Ended December 31,
	2008	2007	Change	Change %
Noninterest income:
Fees and service charges	$4,526,087	$4,394,859	$131,228	3.0%
Abstract fees	1,006,177	991,147	15,030	1.5%
Mortgage banking income	526,534	465,041	61,493	13.2%
Loan prepayment fees	61,672	186,321	(124,649)	-66.9%
Other income:
Increase in CSV - BOLI	249,270	44,601	204,669	458.9%
Investment and Insurance sales	622,467	711,750	(89,283)	-12.5%
Foreclosed real estate net earnings	(203,146)	(1,392)	(201,754)	14493.8%
Rental income	480,935	478,965	1,970	0.4%
All other	(49,161)	121,104	(170,265)	-140.6%
Total other income	1,100,365	1,355,028	(254,663)	-18.8%

Total noninterest income	$7,220,835	$7,392,396	$(171,561)	-2.3%

Total noninterest income decreased by $172,000, or 2.3%, to $7.2 million for the year ended December 31, 2008 from $7.4 million for the year ended December 31, 2007.  The decrease in noninterest income was primarily due to a decrease in loan prepayment fees and other income, offset in part by increases in fees and service charges, abstract fees, and mortgage banking income.  Fees and service charges increased $131,000 primarily due to an increase in fees associated with checking accounts, including overdraft fees. Abstract fees increased $15,000 due to an increase in real estate activity.  Mortgage banking income increased $61,000 due to an increase in loans originated for the secondary market.  Loan prepayment fees decreased $125,000 for the year ended December 31, 2008 compared to the same period of 2007.  Other income decreased $255,000 primarily due to a decrease  in foreclosed real estate net earnings and income from investment and insurance sales, offset in part by an increase in the cash surrender value of bank-owned life insurance.

Securities Gain/(Losses)

	Year Ended December 31,
	2008	2007	Change	Change %

Investment securities gains (losses), net:
Total other-than-temporary impairment losses	$(6,049,103)	$-	$(6,049,103)	-100.0%
Portion of loss recognized in other comprehensive income (loss) before taxes	-	-	-	-
Net impairment losses recognized in earnings	(6,049,103)	-	(6,049,103)	-100.0%
Realized securities gains (losses), net	(170,658)	-	(170,658)	-100.0%
Total securities gains (losses), net	$(6,219,761)	$-	$(6,219,761)	-100.0%

For the year ended December 31, 2007, the Company did not have any securities gains(losses).  During 2008 the Company’s securities losses were $6.2 million primarily due to impairment charges in the investment portfolio. On September 7, 2008, the Federal Housing Finance Agency placed both Freddie Mac and Fannie Mae under conservatorship.  This action did not eliminate the equity in Freddie Mac and Fannie Mae represented by the perpetual preferred stock held by the Company, but did negatively impact its value. As a result, an OTTI charge of $5.57 million, pre tax, expense was recorded. The remaining $479,000 OTTI charge taken in 2008 was primarily due to market value deterioration of a mutual fund investment.  During 2008 the Company sold some of its investments in Freddie Mac and Fannie Mae perpetual preferred stock and a mutual fund resulting in a loss of $171,000 for the year.

Noninterest Expense

	Year Ended December 31,
	2008	2007	Change	Change %
Noninterest expense:
Compensation and employee benefits	$7,365,182	$7,699,027	$(333,845)	-4.3%
Premises and equipment	1,776,271	1,572,818	203,453	12.9%
Data processing	951,929	804,728	147,201	18.3%
FDIC insurance expense	172,115	43,026	129,089	300.0%
Goodwill impairment	4,946,960	-	4,946,960	100.0%
Other expense:
Advertising and promotions	507,073	523,945	(16,872)	-3.2%
Professional fees	375,832	538,291	(162,459)	-30.2%
Printing, postage, and supplies	431,170	449,085	(17,915)	-4.0%
Checking account charges	377,734	290,313	87,421	30.1%
Insurance	165,781	154,791	10,990	7.1%
OTS general assessment	125,551	122,058	3,493	2.9%
Telephone	147,051	137,029	10,022	7.3%
Apartment operating costs	341,484	307,430	34,054	11.1%
Employee costs	188,634	191,878	(3,244)	-1.7%
ATM expense	142,060	293,633	(151,573)	-51.6%
Foreclosed real estate impairments	432,396	-	432,396	100.0%
All other	990,419	916,204	74,215	8.1%
Total other expense	4,225,185	3,924,657	300,528	7.7%

Total noninterest expense	$19,437,642	$14,044,256	$5,393,386	38.4%

Total noninterest expense increased by $5.4 million, or 38.4%, to $19.4 million for the year ended December 31, 2008 from $14.0 million for the year ended December 31, 2007.  The increase is primarily due to the goodwill impairment and increases in premises and equipment, data processing and other expenses.  Premises and equipment increased $203,000 primarily due to depreciation expense and real estates taxes.  Data processing increased $147,000 primarily due to information technology enhancements. Other expenses increased $301,000 primarily due to an increase in foreclosed real estate impairment charges.  As described above, the Company recorded a $4.9 million impairment charge to goodwill in 2008. The Company’s efficiency ratio for the years ended December 31, 2008 and 2007 were 71.52% and 68.99%, respectively.  The Company’s ratio of noninterest expense to average assets for the years ended December 31, 2008 and 2007 were 3.93% and 2.71%, respectively.

Income Taxes.  The Company’s provision (benefit) for income taxes was $(1.4) million and $1.7 million for the years ended December 31, 2008 and 2007, respectively.  The decrease in the provision for income taxes was primarily due to the decrease in income before income taxes.

Liquidity and Capital Resources

As discussed above, during 2009, macro-economic conditions negatively impacted liquidity and credit quality across the financial markets as the U.S. economy experienced a recession.  While the challenging financial conditions have had far-reaching effects, our liquidity position and capital resources remained strong in 2009 and the Company anticipates that it will have sufficient funds to meet its current funding commitments.

The Company’s primary sources of funds are deposits, amortization and prepayment of loans, borrowings such as FHLB advances, brokered certificates of deposit, maturities of securities and other investments, and earnings and funds provided from operations. Historically, scheduled principal repayments on loans are a relatively predictable source of funds.  However, in light of the financial crisis and current economic environment, there are now more risks related to loan repayments and the valuation and maturity of investment securities.  In addition, deposit flows and loan prepayments are greatly influenced by interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 2009, $354,000, of the Company’s investment bond portfolio was scheduled to mature within one year or less.  At December 31, 2009, certificates of deposit scheduled to mature in less than one year totaled $110.2 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB and the Federal Reserve Bank of Chicago, which provide an additional source of funds.  The amount of eligible collateral for blanket lien pledges from the FHLB was $155.2 million as of December 31, 2009.  The Company may also use brokered certificates of deposit, up to 15% of total assets, as an additional source of funds.  For additional information about cash flows from the Company’s operating, financing and investing activities, see the Statements of Cash Flows included in the consolidated financial statements included in this report.

On January 9, 2009, the Company completed the issuance of $10.2 million of its Series A Preferred Stock and the common stock warrant under the TARP CPP.  Although the Bank would have remained “well capitalized” without these funds, this new equity investment further increases the capacity to support economic activity and growth in each of the communities served by the Bank through responsible lending.

At December 31, 2009, the Company had outstanding loan commitments of $1.4 million. This amount does not include undisbursed overdraft loan privileges and the undisbursed home equity lines of credit.  The Company monitors its liquidity position and expects to have sufficient funds to meet its current funding commitments.

The main sources of liquidity for the Company are loan repayments from the Bank and the proceeds from stock options exercised.  The main cash outflows are dividend payments to shareholders.  During 2009, the Company did not repurchase any shares of its common stock.  The Company’s ability to pay dividends to shareholders depends substantially on dividends and loan payments received from the Bank.  The Bank may not declare or pay cash dividends on any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account.  For a description of the liquidation account, see Note 17 to the consolidated financial statements included in this report.  Unlike the Bank, the Company is not subject to OTS formula-based regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Iowa law.  Iowa law generally prohibits the Company from paying a dividend if either of the following would result: (a) the Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Company’s total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.  In connection with participation in TARP CPP, the ability of the Company to declare and pay dividends is subject to restrictions, including the requirement that consent is received from the Treasury prior to increasing dividend payments above current levels unless and until the Treasury no longer holds shares of the Series A Preferred Stock.  See Note 12 to the consolidated financial statements included in this report, labeled Stockholders’ Equity.

The primary investing activities of the Company are the origination and purchase of mortgage and other loans and the purchase of securities.  During the years ended December 31, 2009, 2008 and 2007, the Company’s disbursements for loan originations and purchases totaled $153.8 million, $121.3 million, and $166.2 million, respectively.  These activities were funded primarily by net deposit inflows, principal repayments on loans, proceeds from the sale of loans, proceeds from the maturity, sale, and call of securities, and FHLB advances.  Net cash flows provided by (used in) investing activities were $22.2 million, $28.7 million and $(4.3) million for the years ended December 31, 2009, 2008 and 2007, respectively.  Net cash flows (used in) financing activities were $(21.6) million, $(32.3) million and $(8.8) million for the years ended December 31, 2009, 2008 and 2007, respectively.

The OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets.  The Bank satisfied these minimum capital standards at December 31, 2009 with tangible and leverage capital ratios of 9.8% and a total risk-based capital ratio of 14.9%.  In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations.  These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to stockholders’ equity to arrive at the various regulatory capital amounts.

The table below presents the Bank’s regulatory capital amounts as compared to the OTS regulatory capital requirements at December 31, 2009:

		Capital
	Bank Capital	Requirements	Excess Capital
	(In thousands)

Tangible capital	$44,450	$6,818	$37,632
Core capital	44,450	13,636	30,814
Risk-based capital	48,429	26,080	22,349

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and notes thereto, presented elsewhere in this report, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company’s operations. Unlike most industrial companies, nearly all the assets and liabilities are monetary. As a result, interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers.  These financial instruments consist primarily of commitments to extend credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition.  The contract or notional amounts of those instruments reflect the extent of involvement the Company has in a particular class of financial instruments.

The Company uses the same credit polices in making commitments and conditional obligations as it does for on-statement of financial condition instruments.  The Company does require collateral or other security to support financial instruments with credit risks.

For additional information regarding off-balance sheet arrangements, see Note 14 to the consolidated financial statements included in this report.

Contractual Obligations

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(In thousands)

Borrowings (1)	$66,500	$24,500	$42,000	$-	$-
Loan commitments	1,412	1,412	-	-	-
Available home equity and unadvanced lines of credit	11,732	11,732	-	-	-

Total	$79,644	$37,644	$42,000	$-	$-

(1) Callable advances are included in the category in which the advances mature

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Sensitivity Analysis

As a financial institution, the Company’s primary component of market risk is interest rate volatility.  Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank’s assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity.  Since all of the Company’s interest-bearing liabilities and virtually all of the Company’s interest-earning assets are located at the Bank, all of the Company’s interest rate risk management procedures are performed at the Bank level.  Due to the nature of the Bank’s operations, the Bank is not subject to foreign currency exchange or commodity price risk.  The Bank’s real estate loan portfolio, within Iowa, is subject to risks associated with the local economy.  The Company has sought to diversify its loan portfolio by purchasing loans secured by properties outside of Iowa.  At December 31, 2009, $111.8 million, or 29.3%, of the Company’s total loan portfolio was secured by properties outside the State of Iowa, located in twenty-three states and the District of Columbia.  The Bank does not own any trading assets.  At December 31, 2009, neither the Company nor the Bank had any hedging transactions, such as interest rate swaps and caps, in place.

The Company seeks to manage its interest rate risk by monitoring and controlling the variation in repricing intervals between its assets and liabilities.  To a lesser extent, the Company also monitors its interest rate sensitivity by analyzing the estimated changes in market value of its assets and liabilities assuming various interest rate scenarios.  As discussed more fully below, there are a variety of factors which influence the repricing characteristics of any given asset or liability.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s “interest rate sensitivity gap.”  An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The “interest rate sensitivity gap” is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income, while a positive gap would tend to adversely affect net interest income.

The Company’s policy in recent years has been to manage its exposure to interest rate risk generally by focusing on the maturities of its interest rate sensitive assets and by emphasizing adjustable-rate mortgage loans and short-term consumer loans, and maintaining a level of liquidity by investing in short-term interest-earning deposits and cash flow generating securities.  In addition, the Company generally sells all fixed rate one- to four-family residential loans with maturities of fifteen years or greater.

At December 31, 2009, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $222.6 million, representing a one-year gap to total assets ratio of -48.9%, compared to -16.5% at December 31, 2008.  The Chief Executive Officer meets regularly with the Bank’s senior executive officers to review trends in deposits as well as mortgage and consumer lending activities.  The Chief Executive Officer reports quarterly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratio requirements.

Gap Table.  The following table (the “Gap Table”) sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2009, which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown.  Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of the terms of repricing or the contractual terms of the asset or liability.  Certain assumptions used in preparing the table are set forth in the following table.  Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

	At December 31, 2009
	Within	Within 3 to	Beyond
	3 Months	12 Months	1 Year	Total
	(Dollars in thousands)

Interest-earning assets:
First mortgage loans	$18,414	$7,831	$281,070	$307,315
Consumer and other loans	6,204	4,183	64,324	74,711
Investment securities and interest bearing cash	15,243	2,790	21,871	39,904
Total interest-earning assets	$39,861	$14,804	$367,265	$421,930

Rate sensitive liabilities:
Savings accounts	$28,865	$-	$-	$28,865
NOW accounts	77,695	-	-	77,695
Money market accounts	36,096	-	-	36,096
Certificate accounts	32,021	78,133	65,818	175,972
FHLB advances and other liabilities	9,000	15,500	42,000	66,500
Total interest-earning assets	$183,677	$93,633	$107,818	$385,128

Interest sensitivity gap	$(143,816)	$(78,829)	$259,447	$36,802
Cumulative interest sensitivity gap	$(143,816)	$(222,645)	$36,802	$36,802

Interest sensitivity gap ratio	0.22	0.16	3.41	1.10
Cumulative interest sensitivity gap ratio	0.22	0.20	1.10	1.10

As of December 31, 2009, the Company’s cumulative gap ratio for assets and liabilities repricing within one year was 0.20, which means that the Company is liability sensitive over the cumulative 12-month period.  In other words, more interest-bearing liabilities will be subject to repricing within that time frame than interest-earning assets.

Certain shortcomings are inherent in the method of analysis presented in the above Gap Table.  For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates.  Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market rates.  Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset.  Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.  Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

Net Portfolio Value Analysis.  As part of its efforts to maximize net interest income and manage the risks associated with changing interest rates, management uses the “net portfolio value” (“NPV”) methodology which the OTS has adopted as part of its capital regulations.

Under this methodology, interest rate risk exposure is assessed by reviewing the estimated changes in NPV which would hypothetically occur if interest rates rapidly rise or fall along the yield curve.  Projected values of NPV at both higher and lower regulatory defined rate scenarios are compared to base case values (no change in rates) to determine the sensitivity to changing interest rates.

Presented below, as of December 31, 2009, is an analysis of the Company’s interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 50 or 100 basis points in market interest rates.  Due to the current historically low interest rate environment, the chart below does not account for more than 100 basis points below the base case scenario.

Interest Rate Sensitivity of Net Portfolio Value (NPV)

		Net Portfolio Value			NPV as % of PV of Assets
Change in Rates		$ Amount	$ Change	% Change	NPV Ratio	Change
		(Dollars in thousands)

+300	bp	55,556	(4,369)	(7)	11.95	(58	) bp
+200	bp	58,233	(1,692)	(3)	12.38	(15	) bp
+100	bp	59,902	(23)	0	12.61	+8	bp
+50	bp	59,616	(309)	(1)	12.51	(2	) bp
0	bp	59,925	-	-	12.53	-
-50	bp	59,741	(184)	0	12.45	(7	) bp
-100	bp	60,507	582	1	12.56	+3	bp

As is the case with the Gap Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements.  Modeling changes in NPV require making certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.  In this regard, the NPV table presented above assumes that the composition of the Company’s interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities.  Accordingly, although the NPV table provides an indication of the Company’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company’s net interest income and will differ from actual results.

Loan Analysis

Nonperforming Assets. Loans are reviewed on a regular basis and are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful. Mortgage loans and consumer loans are placed on nonaccrual status generally when either principal or interest is 90 days or more past due. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

Real estate acquired by the Company as a result of foreclosure, or by deed in lieu of foreclosure, is deemed foreclosed real estate until such time as it is sold.

When foreclosed real estate is acquired or otherwise deemed foreclosed real estate, it is recorded at estimated fair value, less estimated selling expenses. Valuations are periodically performed by management and any subsequent decline in fair value is charged to operations. At December 31, 2009, the Company’s foreclosed real estate had an aggregate carrying value of $1.7 million.

Delinquent Loans, Nonaccrual Loans and Nonperforming Assets.  The following table sets forth information regarding loans on nonaccrual status and foreclosed real estate of the Company at the dates indicated.  At the dates indicated, the Company did not have any material restructured loans.

	At December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)

Nonaccrual loans and nonperforming assets:

First mortgage loans:
One-to-four family residential	$4,323	$915	$917	$222	$389
Multifamily and commercial properties (1)	9,033	2,885	1,216	-	-
Consumer loans	993	204	250	357	196
Total nonaccrual loans	14,349	4,004	2,383	579	585

90 days past due loans (still accruing interest)	-	1,071	-	-	-
Other nonperforming loans	-	2,941	-	-	-
Total nonperforming loans	14,349	8,016	2,383	579	585

Total foreclosed real estate	1,709	1,183	2,569	468	1,143
Other nonperforming assets	42	12	-	-	-
Total nonperforming assets	$16,100	$9,211	$4,952	$1,047	$1,728

Total nonaccrual loans to net loans receivable	3.83%	1.00%	0.53%	0.13%	0.14%
Total nonaccrual loans to total assets	3.15%	0.85%	0.47%	0.11%	0.12%
Total nonperforming assets to total assets	3.54%	1.95%	0.97%	0.20%	0.36%

(1) Includes one-to-four family residential construction and land development

The following table sets forth information with respect to loans delinquent 60-89 days in the Company’s portfolio at the dates indicated.

	At December 31,
	2009	2008	2007	2006	2005
	(In thousands)

Loans past due 60-89 days:

First mortgage loans:
One-to-four family residential	$1,555	$589	$948	$765	$1,106
Multifamily and commercial properties	-	315	812	-	-
Consumer loans	292	164	91	68	214
Total past due	$1,847	$1,068	$1,851	$833	$1,320

The following table sets forth information with respect to the Company’s delinquent loans and other problem assets at December 31, 2009.

	At December 31, 2009
	Balance
	(Dollars in thousands)
	Iowa	Out of State	Total	Number of Loans
One-to-four family mortgage loans:
Loans 60 to 89 days delinquent	$1,555	$-	$1,555	24
Loans 90 days or more delinquent	2,823	1,500	4,323	21
Multifamily and commercial first mortgage loans:
Loans 60 to 89 days delinquent	-	-	-	0
Loans 90 days or more delinquent	5,873	3,160	9,033	10
Consumer loans:
Loans 60 to 89 days delinquent	292	-	292	17
Loans 90 days or more delinquent	993	-	993	26
Other nonperforming loans	-	-	-	0
Foreclosed real estate	1,283	426	1,709	15
Other nonperforming assets	42	-	42	2
Loans to facilitate sale of foreclosed real estate	481	-	481	6
Special mention loans (may also be included above)	1,575	1,442	3,017	39
Substandard-Impaired but still performing	7,488	411	7,899	7

Classification of Assets.  Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as “substandard,” “doubtful,” or “loss” assets.  An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  “Substandard” assets include those characterized by the “distinct possibility” that the savings institution will sustain “some loss” if the deficiencies are not corrected.  Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.”  Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated “special mention” by management.  Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future.  At December 31, 2009, the Company had $3.0 million of special mention loans, consisting of 18 loans secured by one- to four-family residences, 1 multifamily loan, 2 commercial real estate loans, and 18 consumer loans.

The following table sets forth the aggregate amount of the Company’s classified assets, which include nonperforming loans, impaired loans still performing, and foreclosed real estate, at the dates indicated.

	At December 31,
	2009	2008	2007	2006	2005
	(In thousands)

Substandard assets	$21,224	$8,566	$4,941	$1,038	$1,670
Doubtful assets	3,029	554	-	-	-
Loss assets	129	91	44	24	58
Total classified assets	$24,382	$9,211	$4,985	$1,062	$1,728

Allowance for Loan Losses. It is management’s policy to provide an allowance and provision for probable losses on the Company’s loan portfolio based on management’s evaluation of the prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company’s portfolio, which includes a significant amount of multifamily and commercial loans, substantially all of which are purchased and are collateralized by properties located outside of the Company’s market area, and other factors related to the collectability of the Company’s loan portfolio. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate allowances for losses. Such evaluation, which includes a review of all loans of which full collectability of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. During 2009 the Company’s gross loan portfolio decreased $24.1 million, or 5.9%.  During the years ended December 31, 2009, 2008 and 2007 the Company’s provision for loan losses were $2.5 million, $2.2 million, and $655,000, respectively.  The Company’s allowance for loan losses totaled $7.2 million, $5.4 million and $3.5 million at December 31, 2009, 2008 and 2007, respectively.

Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowances for loan losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Analysis of the Allowance for Loan Losses.  The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)

Total loans receivable	$383,157	$406,783	$452,457	$453,335	$438,650
Average loans outstanding	394,749	428,967	460,429	447,440	424,633

Allowance balances (at beginning of period)	5,379	3,487	3,493	3,326	3,235
Provision for losses	2,450	2,240	655	240	260
Charge-offs:
First mortgage loans (1)	312	211	526	22	5
Consumer loans	364	152	147	70	182
Recoveries:
First mortgage loans (1)	7	-	-	-	3
Consumer loans	11	15	12	19	15
Net charge-offs	658	348	661	73	169
Allowance balances (at end of period)	$7,171	$5,379	$3,487	$3,493	$3,326

Allowance for loan losses as a percent of total loans receivable at end of period	1.87%	1.32%	0.77%	0.77%	0.76%
Net loans charged off as a percent of average loans outstanding	0.17	0.08	0.14	0.02	0.04
Ratio of allowance for loan losses to total nonaccrual loans at end of period	49.97	134.34	146.36	603.41	567.98

(1) Includes one-to-four family residential construction loans

Allocation of Allowance for Loan Losses.  The following table sets forth the allocation of allowance for loan losses by loan category for the periods indicated:

	2009		2008		2007		2006		2005
		% of Loans		% of Loans		% of Loans		% of Loans		% of Loans
		In Each		In Each		In Each		In Each		In Each
		Category to		Category to		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans
	(Dollars in thousands)
Balance at end of period applicable to:

One-to-four family residential mortgage loans	$679	40.14%	$392	42.91%	$518	44.36%	$570	48.01%	$593	49.47%
Multifamily residential mortgage loans	620	16.56	513	14.25	472	12.51	646	14.52	704	16.86
Commercial mortgage loans	4,503	23.55	3,592	23.61	1,598	26.84	1,443	23.04	1,201	19.76
Consumer loans	1,369	19.75	882	19.23	899	16.29	834	14.43	828	13.91
Total allowance for loan losses	$7,171	100.00%	$5,379	100.00%	$3,487	100.00%	$3,493	100.00%	$3,326	100.00%

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the changes in average volume); and (iv) the net change.

	Year Ended December 31, 2009				Year Ended December 31, 2008
	Compared to				Compared to
	Year Ended December 31, 2008				Year Ended December 31, 2007
	Increase/(Decrease) Due to				Increase/(Decrease) Due to
				Total				Total
			Rate/	Increase			Rate/	Increase
	Volume	Rate	Volume	(Decrease)	Volume	Rate	Volume	(Decrease)
	(In thousands)
Interest income:
First mortgage loans	$(2,139)	$(1,037)	$102	$(3,074)	$(2,386)	$(651)	$65	$(2,972)
Consumer loans	62	(395)	(4)	(337)	495	(46)	(5)	444
Investment securities	294	(271)	(70)	(47)	49	(372)	89	(234)
Total interest-earning assets	$(1,783)	$(1,703)	$28	$(3,458)	$(1,842)	$(1,069)	$149	$(2,762)

Interest expense:
NOW and money market savings	$46	$(446)	$(23)	$(423)	$128	$(309)	$(36)	$(217)
Savings	9	(27)	(3)	(21)	(1)	(49)	-	(50)
Certificates of deposit	(1,346)	(2,517)	344	(3,519)	(866)	(1,069)	81	(1,854)
Borrowed funds	(795)	(265)	44	(1,016)	(807)	107	(15)	(715)
Total interest-bearing liabilities	$(2,086)	$(3,255)	$362	$(4,979)	$(1,546)	$(1,320)	$30	$(2,836)

Net change in net interest income	$303	$1,552	$(334)	$1,521	$(296)	$251	$119	$74

DIRECTORS AND MANAGEMENT OF THE COMPANY AND THE BANK

The Board of Directors of the Company is divided into three classes, each of which contains approximately one-third of the Board.  The Bylaws of the Company currently authorize seven directors.  Currently, all directors of the Company are also directors of the Bank.

Continuing Directors

Mark Thompson has been an owner of Thompson & Eich CPAs (formerly known as Mark Thompson CPA, P.C.) in Fort Dodge, Iowa since 1984 and has been a certified public accountant since 1978.

Paul F. Bognanno serves as Chairman of Radian Guaranty (NYSE: RDN), a position he has held since November 1, 2008.  Mr. Bognanno served as Vice Chairman from November 2007 to November 2008.  Mr. Bognanno served as Senior Executive Vice President of the Company from February 1, 2007 to July 1, 2007 and as President and Chief Executive Officer of the Company and the Bank from July 1, 2007 until October 31, 2007.  From 1993 to 2004, he was the President and Chief Executive Officer of Principal Residential Mortgage, a wholly-owned subsidiary of The Principal Financial Group.

David M. Bradley has served as President and Chief Executive Officer of the Company since its inception in December 1995 except for the four month period July 1, 2007 to October 31, 2007.  He has been employed by the Bank since 1982 and has served as its CEO since 1992 except for the four month period July 1, 2007 to October 31, 2007.  He has served as the Chairman of the Board of North Central Bancshares, Inc. and First Federal Savings Bank of Iowa since 1997.

Robert H. Singer, Jr. is a Supervisor for Webster County, Iowa.  Mr. Singer is serving a four-year term expiring December 2012.

Nominees for Election as Directors at Upcoming Annual Meeting of Stockholders

C. Thomas Chalstrom has served as Chief Operating Officer of the Bank since 1998 and as President of the Bank since 2004.  He was Executive Vice President of the Bank from 1994 until 2004, and has been employed with the Bank since 1985.  He has served as an Executive Vice President of the Company since 1994.

Randall L. Minear has served as President of Terrus Real Estate Group, located in Des Moines, Iowa since 2000.  He formerly served as the Director of Corporate Real Estate for The Principal Financial Group and as President of Principal Real Estate Services, a subsidiary of The Principal Financial Group.

Thomas E. Stanberry serves as a shareholder in the law firm Davis, Brown, Koehn, Shors and Roberts, P.C. in Des Moines, where he practices in the financial institutions, public finance and securities area.  Prior to joining the Davis Brown law firm he was the Chairman, President and CEO of West Bancorporation, Inc. and Chairman and CEO of West Bank, West Des Moines, Iowa from March 2003 to July 2009.  He was appointed a director of the Bank on January 29, 2010.

Retiring Director

Melvin R. Schroeder has served as Director of the Company since 1992.  He was formerly Vice President of Instruction at Iowa Central Community College in Fort Dodge, Iowa, until his retirement in 2001.  He had been employed with the College since 1967.  He will be retiring from the Board of Directors effective on April 23, 2010, the date of the annual meeting.

Executive Officers Who are Not Directors or Director Nominees

Craig A. Steen, age 51, has been employed with the Bank since June 2009 as Controller, and was named Interim Principal Accounting Officer of the Company in January 2010.

Jane M. Funk, age 41, was appointed Chief Financial Officer and Treasurer effective April 1, 2010.  Ms. Funk is a certified public accountant.  Ms. Funk began her career with McGladrey & Pullen, LLP in Des Moines, Iowa in 1991 and most recently served as an Audit Director as well as a Director in the firm’s National Professional Standards Group specializing in Financial Institution Services.

Thomas J. Hromatka, age 53, has been employed with the Bank since 2008, was named Executive Vice President in October 2009, and is in charge of marketing, retail, and commercial services of the Bank.

Bradley D. Boerner, age 38, was appointed Senior Vice President of the Bank in November 2009.  Mr. Boerner serves as the Bank’s Credit Administration Manager and is responsible for the bank’s credit standards, policy and special asset administration.  He directs the bank’s commercial loan underwriting department and personnel.

Kirk A. Yung, age 47, has been employed with the Bank since 1990, was named Senior Vice President in January 1995, and oversees direct and purchased commercial loan activities.

SHAREHOLDER INFORMATION

Price Range of the Company’s Common Stock

The Company’s common stock trades on the Nasdaq Global Market under the symbol “FFFD.”  The following table shows the high and low per share sales prices of the Company’s common stock as reported by Nasdaq, and the dividends declared per share during the periods indicated. Such quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

		Price Range		Dividends
				Declared
Quarter Ended		High	Low	Per Share
2009
	First Quarter	$13.00	$9.65	$0.01
	Second Quarter	$16.97	$12.00	$0.01
	Third Quarter	$17.16	$13.00	$0.01
	Fourth Quarter	$16.90	$15.09	$0.01
2008
	First Quarter	$33.93	$29.10	$0.35
	Second Quarter	$30.51	$22.00	$0.35
	Third Quarter	$24.71	$15.00	$0.01
	Fourth Quarter	$16.35	$9.52	$0.01

In connection the Company’s participation in TARP CPP and the issuance of the Series A Preferred Stock to the Treasury, the ability of the Company to declare and pay dividends is subject to restrictions, including the requirement that the Company obtain the consent of the Treasury prior to increasing dividend payments above current levels unless and until the Treasury no longer holds shares of the Series A Preferred Stock.

The closing price of the Company’s common stock on March 5, 2010 was $15.19 per share.  As of March 5, 2010, there were 279 common stockholders (does not include beneficial holders in the Company’s 401(k) Plan and ESOP) of record and an estimated 631 additional beneficial holders whose stock was held in street name by brokerage houses.

Annual Meeting

The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., Central Time, Friday, April 23, 2010 at the Country Inn & Suites, located at 3259 5th Avenue South, Fort Dodge, Iowa 50501.

Stockholders and General Inquiries	Stock Exchange

David M. Bradley North Central Bancshares, Inc. c/o First Federal Savings Bank of Iowa 825 Central Avenue Fort Dodge, Iowa 50501 (515) 576-7531 www.firstfederaliowa.com	The Company’s Common Shares are listed under the symbol “FFFD” on the Nasdaq Global Market

General Counsel	Independent Auditor
The Law Office of Eric J. Eide, P.L.C.	McGladrey & Pullen, LLP
805 Central Avenue, Suite 619	400 Locust Street, Suite 640
Fort Dodge, Iowa 50501	Des Moines, Iowa 50309

Special Counsel	Transfer Agent
Paul, Hastings, Janofsky & Walker LLP	Computershare Trust Company, N.A.
875 15th Street, N.W.	PO Box 43070
Washington, D.C. 20005	Providence, RI 02940-3070
www.paulhastings.com	(303) 262-0600 or 800-962-4284
e-mail: inquire@computershare.com
www.computershare.com

Publications - Annual Report on Form 10-K

A copy of the Company’s Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2009 (without exhibits) will be furnished without charge to shareholders of record as of March 5, 2010 upon written request to Corinna King, Corporate Secretary, North Central Bancshares, Inc., c/o First Federal Savings Bank of Iowa, 825 Central Avenue, Fort Dodge, Iowa 50501.  The Annual Report Form 10-K report will also be available online at www.sec.gov or via the Bank’s website at www.firstfederaliowa.com.  The information set forth on the Company’s website is not incorporated by reference into this report or any of our other filings under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended, except to the extent that the Company specifically so provides.

Dividend Reinvestment and Stock Purchase Plan

The Company maintains a Dividend Reinvestment and Stock Purchase Plan which provides shareholders with the ability to automatically reinvest their cash dividends in additional shares of the Company’s common stock.  This plan also provides shareholders the opportunity to make quarterly cash purchases of additional shares of the Company’s common stock.

For more information, contact Computershare Investor Services (see address above) or visit Computershare’s website at www.computershare.com.

North Central Bancshares, Inc.
and Subsidiaries

Consolidated Financial Report

December 31, 2009

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of separate and independent legal entities.

Contents

Report of Independent Registered Public Accounting Firm	36

Financial Statements
Consolidated Statements of Financial Condition	37
Consolidated Statements of Income	38
Consolidated Statements of Stockholders’ Equity	39 – 40
Consolidated Statements of Cash Flows	41 – 42
Notes to Consolidated Financial Statements	43 – 81

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
North Central Bancshares, Inc.
Fort Dodge, Iowa

We have audited the accompanying consolidated statements of financial condition of North Central Bancshares, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Central Bancshares, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management’s assessment of the effectiveness of North Central Bancshares, Inc.’s internal control over financial reporting as of December 31, 2009 included in the Company’s Annual Report on Form 10-K for the period then ended and, accordingly, we do not express an opinion thereon.

Des Moines, Iowa
March 12, 2010

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of separate and independent legal entities.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008

ASSETS

Cash and due from banks:
Interest-bearing	$12,804,849	$6,563,494
Noninterest-bearing	8,961,321	9,718,150
Total cash and cash equivalents	21,766,170	16,281,644

Securities available-for-sale	23,175,201	22,837,968
Federal Home Loan Bank stock, at cost	3,924,700	4,692,400

Loans receivable	382,025,588	406,165,660
Allowance for loan losses	(7,170,595)	(5,379,155)
Loans receivable, net	374,854,993	400,786,505

Loans held for sale	1,333,933	730,466
Accrued interest receivable	1,867,970	2,096,784
Foreclosed real estate	1,709,128	1,182,917
Premises and equipment, net	11,882,839	12,113,092
Rental real estate	2,243,704	2,358,688
Title plant	671,704	671,704
Deferred taxes	2,230,971	3,003,565
Bank-owned life insurance (BOLI)	5,543,681	5,293,871
Prepaid FDIC assessment	1,877,699	-
Prepaid expenses and other assets	1,928,266	1,248,232

Total assets	$455,010,959	$473,297,836

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Deposits	$334,813,060	$350,169,925
Borrowed funds	66,500,000	82,348,915
Advances from borrowers for taxes and insurance	1,792,790	1,923,758
Dividends payable	13,484	13,434
Accrued expenses and other liabilities	3,612,807	3,629,661
Total liabilities	406,732,141	438,085,693

STOCKHOLDERS’ EQUITY
Preferred stock, $.01 par value, authorized 3,000,000 shares; issued and outstanding 2009 - 10,200 shares; 2008 - zero shares	10,118,581	-
Common stock, $.01 par value, authorized 15,500,000 shares; issued and outstanding 2009 - 1,348,448 shares; 2008 - 1,343,448 shares	13,471	13,421
Additional paid-in capital	18,009,468	17,819,096
Retained earnings, substantially restricted	19,924,798	17,240,779
Accumulated other comprehensive income	212,500	138,847
Total stockholders’ equity	48,278,818	35,212,143

Total liabilities and stockholders’ equity	$455,010,959	$473,297,836

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Interest income:
Loans receivable:
First mortgage loans	$18,489,082	$21,563,232	$24,535,039
Consumer loans	5,325,208	5,662,603	5,218,773
Securities and cash deposits	1,084,395	1,130,969	1,365,481
	24,898,685	28,356,804	31,119,293
Interest expense:
Deposits	6,802,006	10,764,390	12,886,416
Other borrowed funds	3,535,522	4,552,257	5,266,967
	10,337,528	15,316,647	18,153,383

Net interest income	14,561,157	13,040,157	12,965,910

Provision for loan losses	2,450,000	2,240,000	655,000
Net interest income after provision for loan losses	12,111,157	10,800,157	12,310,910

Noninterest income:
Fees and service charges	4,341,948	4,526,087	4,394,859
Abstract fees	929,279	1,006,177	991,147
Mortgage banking income	975,481	526,534	465,041
Loan prepayment fees	250,118	61,672	186,321
Other income	1,435,483	1,100,365	1,355,028
Total noninterest income	7,932,309	7,220,835	7,392,396

Investment securities gains (losses), net:
Total other-than-temporary impairment losses	(23,343)	(6,049,103)	-
Portion of loss recognized in other comprehensive income (loss) before taxes	-	-	-
Net impairment losses recognized in earnings	(23,343)	(6,049,103)	-
Realized securities gains (losses), net	362,560	(170,658)	-
Total securities gains (losses), net	339,217	(6,219,761)	-

Noninterest expense:
Compensation and employee benefits	7,364,215	7,365,182	7,699,027
Premises and equipment	1,878,967	1,776,271	1,572,818
Data processing	809,416	951,929	804,728
FDIC insurance expense	759,734	172,115	43,026
Goodwill impairment	-	4,946,960	-
Other expenses	4,856,435	4,225,185	3,924,657
Total noninterest expense	15,668,767	19,437,642	14,044,256

Income (loss) before income taxes	4,713,916	(7,636,411)	5,659,050

Provision (benefits) for income taxes	1,524,700	(1,360,400)	1,658,300

Net income (loss)	$3,189,216	$(6,276,011)	$4,000,750

Preferred stock dividends and discount	$514,924	$-	$-

Net income (loss) available to common stockholders	$2,674,292	$(6,276,011)	$4,000,750

Basic earnings (loss) per common share	$1.99	$(4.69)	$2.96
Earnings (loss) per common share - assuming dilution	1.99	(4.69)	2.93
Dividends declared per common share	0.04	0.72	1.40
See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2009, 2008 and 2007

						Accumulated
				Additional		Other		Total
	Comprehensive	Preferred	Common	Paid-in	Retained	Comprehensive	Treasury	Stockholders’
	Income (Loss)	Stock	Stock	Capital	Earnings	Income (Loss)	Stock	Equity

Balance, December 31, 2006		$-	$13,807	$17,723,697	$24,358,445	$96,000	$-	$42,191,949
Cumulative effect of adoption of FIN 48		-	-	-	(200,000)	-	-	(200,000)
Comprehensive income:
Net income	$4,000,750	-	-	-	4,000,750	-	-	4,000,750
Other comprehensive income (loss), net of reclassification adjustment and tax	(1,302,148)	-	-	-	-	(1,302,148)	-	(1,302,148)
Total comprehensive income (loss)	$2,698,602
Purchase of 59,500 shares of Treasury stock		-	-	-	-	-	(2,377,500)	(2,377,500)
Dividends on common stock		-	-	-	(1,893,673)	-	-	(1,893,673)
Retirement of 59,500 shares of Treasury stock		-	(595)	(594,405)	(1,782,500)	-	2,377,500	-
Employee stock-based compensation expense		-	23	127,830	-	-	-	127,853
Issuance of 15,700 shares of common stock as a result of stock options exercised		-	157	429,322	-	-	-	429,479
Balance, December 31, 2007		-	13,392	17,686,444	24,483,022	(1,206,148)	-	40,976,710
Comprehensive income:
Net income (loss)	$(6,276,011)	-	-	-	(6,276,011)	-	-	(6,276,011)
Other comprehensive income, net of reclassification adjustment and tax	1,344,995	-	-	-	-	1,344,995	-	1,344,995
Total comprehensive income (loss)	$(4,931,016)
Dividends on common stock		-	-	-	(966,232)	-	-	(966,232)
Employee stock-based compensation expense		-	27	128,114	-	-	-	128,141
Issuance of 200 shares of common stock as a result of stock options exercised		-	2	4,538	-	-	-	4,540
Balance, December 31, 2008		$-	$13,421	$17,819,096	$17,240,779	$138,847	$-	$35,212,143

(Continued)

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Continued)
Years Ended December 31, 2009, 2008 and 2007

						Accumulated
				Additional		Other		Total
	Comprehensive	Preferred	Common	Paid-in	Retained	Comprehensive	Treasury	Stockholders’
	Income (Loss)	Stock	Stock	Capital	Earnings	Income (Loss)	Stock	Equity
Balance, December 31, 2008		$-	$13,421	$17,819,096	$17,240,779	$138,847	$-	$35,212,143
Comprehensive income:
Net income	$3,189,216	-	-	-	3,189,216	-	-	3,189,216
Other comprehensive income, net of reclassification adjustment and tax	73,653	-	-	-	-	73,653	-	73,653
Total comprehensive income	$3,262,869
Dividends on preferred stock		-	-	-	(433,500)	-	-	(433,500)
Dividends on common stock		-	-	-	(53,848)	-	-	(53,848)
Employee stock-based compensation expense		-	30	61,124	-	-	-	61,154
Issuance of 2,000 shares of common stock as a result of stock options exercised		-	20	29,980	-	-	-	30,000
Issuance of preferred stock and common stock warrant		10,100,732	-	99,268	-	-	-	10,200,000
Accretion of discount on preferred stock		17,849	-	-	(17,849)	-	-	-
Balance, December 31, 2009		$10,118,581	$13,471	$18,009,468	$19,924,798	$212,500	$-	$48,278,818

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$3,189,216	$(6,276,011)	$4,000,750
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Provision for loan losses	2,450,000	2,240,000	655,000
Depreciation	902,373	870,944	821,960
Amortization and accretion	529,146	87,341	208,338
Deferred taxes	732,824	(1,989,333)	(11,768)
Stock-based compensation expense	61,154	128,141	127,853
Excess tax benefit (expense) related to stock-based compensation	13,667	(1,564)	(89,877)
Gain on sale of foreclosed real estate and loans, net	(981,048)	(624,554)	(487,569)
Provision for impairment of securities available-for-sale	23,343	6,049,103	-
Provision for impairment of goodwill	-	4,946,960	-
Write-down of other real estate owned	518,136	432,396	-
Loss on sale or disposal of equipment and other assets, net	62	6,471	2,837
(Gain) loss on sale of investments	(362,560)	170,658	-
Increase in value of bank-owned life insurance	(249,810)	(249,270)	(44,601)
Proceeds from sales of loans held for sale	70,576,019	42,349,769	36,536,776
Originations of loans held for sale	(70,204,005)	(41,151,213)	(36,890,523)
Change in assets and liabilities:
Accrued interest receivable	228,814	181,851	(16,362)
Prepaid expenses and other assets	(2,525,187)	(12,349)	(11,296)
Accrued expenses and other liabilities	(8,113)	225,889	738,176
Net cash provided by operating activities	4,894,031	7,385,229	5,539,694

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in loans	35,145,907	59,655,975	39,561,748
Purchase of loans	(14,762,234)	(18,584,008)	(40,590,622)
Proceeds from redemption of Federal Home Loan Bank stock	814,300	667,200	1,245,700
Purchase of Federal Home Loan Bank stock	(46,600)	(295,400)	(833,900)
Proceeds from sale of securities available-for-sale	9,071,720	297,650	-
Proceeds from maturities and calls of securities
available-for-sale	6,688,029	2,455,711	1,628,051
Purchase of securities available-for-sale	(15,744,778)	(18,831,944)	-
Purchase of Bank-owned life insurance	-	-	(5,000,000)
Purchase of premises, equipment and rental real estate	(557,198)	(409,638)	(549,254)
Net proceeds from sale of foreclosed real estate	1,589,062	3,730,359	280,893
Proceeds from sale of equipment	-	381	1,722
Net cash provided by (used in) investing activities	22,198,208	28,686,286	(4,255,662)

(Continued)

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	$(15,356,865)	$(15,777,931)	$5,618,046
Net (decrease) in advances from borrowers for
taxes and insurance	(130,968)	(93,051)	(34,182)
Proceeds from other borrowed funds	8,500,000	11,500,000	17,000,000
Payments of other borrowed funds	(24,348,915)	(26,529,885)	(27,528,763)
Purchase of common stock for retirement	-	-	(2,377,500)
Proceeds from issuance of common stock, preferred stock and
common stock warrant	10,230,000	4,504	333,229
Excess tax benefit (expense) related to stock-based compensation	(13,667)	1,564	89,877
Common and preferred dividends paid	(487,298)	(1,421,779)	(1,880,308)
Net cash (used in) financing activities	(21,607,713)	(32,316,578)	(8,779,601)

Net change in cash and cash equivalents	5,484,526	3,754,937	(7,495,569)

CASH AND CASH EQUIVALENTS
Beginning	16,281,644	12,526,707	20,022,276
Ending	$21,766,170	$16,281,644	$12,526,707

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
Cash payments for:
Interest paid to depositors	$7,068,650	$11,363,903	$12,579,202
Interest paid on borrowings	3,535,522	4,552,257	5,266,967
Income taxes	141,162	768,828	1,759,786

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES, transfer of loans to foreclosed real estate	$2,646,583	$2,678,338	$2,359,562

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1.	Significant Accounting Policies

Organization, nature of business and basis of presentation:  North Central Bancshares, Inc. (the Company), an Iowa corporation, is a unitary savings and loan holding company that owns 100% of the outstanding stock of First Federal Savings Bank of Iowa (the Bank), which is a federally chartered stock savings bank that conducts its operations from its main office located in Fort Dodge, Iowa, and ten branch offices located in Fort Dodge, Nevada, Ames, Perry, Ankeny, Clive, West Des Moines, Burlington and Mt. Pleasant, Iowa.

Principles of consolidation:  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank, and the Bank’s wholly owned subsidiaries, First Federal Investment Services, Inc. (which sells insurance, annuity products and mutual funds), First Iowa Title Services, Inc. (which provides real estate abstracting services) and Northridge Apartments Limited Partnership and Northridge Apartments Limited Partnership II (which own multifamily apartment buildings).  All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates and assumptions:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, fair value of securities available-for-sale and related other-than-temporary impairments, fair value of foreclosed real estate, and fair value of financial instruments.

Revenue recognition:  Interest income and expense is recognized on the accrual method based on the respective outstanding balances.  Other revenue is recognized at the time the service is rendered or transaction occurs.

Cash and cash equivalents and cash flows:  For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and balances due from banks.  Cash flows from loans, deposits and short-term borrowings are reported net.

Securities available-for-sale:  Securities classified as available-for-sale are those debt and equity securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity.  Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

Securities available-for-sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income (loss), net of the related deferred tax effect.  Interest income and amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income.

Realized gains or losses, determined on the basis of the amortized cost of specific securities sold, are included in earnings.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent of the Company to not sell the security or whether it is more-likely-than-not that the Company will be required to sell the security before its anticipated recovery.

Federal Home Loan Bank stock:  The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of $10,000 or 0.12% of the total assets of the Bank.  The Bank is also required to own activity based stock, which is based on 4.45% of the Bank’s outstanding FHLB advances.  These percentages are subject to change by the FHLB.  No ready market exists for the FHLB stock, and it has no quoted market value.

Loans held for sale:  Residential real estate loans, which are originated and intended for resale in the secondary market in the foreseeable future, are classified as held-for-sale.  These loans are carried at the lower of cost or estimated market value in the aggregate.  As assets specifically acquired for resale, the origination of, disposition of, and gain/loss on these loans are classified as operating activities in the statement of cash flows.

Loans receivable, net:  Loans that management has the intent and ability to hold for the foreseeable future, or until payoff or maturity occurs, are classified as held for investment.  These loans are stated at the amount of unpaid principal adjusted for charge-offs, the allowance for estimated losses on loans, any net deferred fees and/or costs on originated loans and net unearned premiums (discounts), with interest income recognized on the interest method based upon those outstanding loan balances.  Loan origination fees and/or cost, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.  As assets held for and used in the production of services, the origination and collection of these loans are classified as investing activities in the statement of cash flows.

The allowance for loan losses is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluation of the collectability of loans and prior credit loss experience.  This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem credits, and current economic conditions that may affect the borrower's ability to pay.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as updated information becomes available

The allowance for loan losses consists of specific and general components.  For loans that are classified as impaired, a specific allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative and environmental factors.

A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.  The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Larger groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Uncollectible interest on loans that are contractually past due is charged off or an allowance is established based on management’s periodic evaluation, generally when loans become 90 days past due.  The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is no longer in doubt, in which case the loan is returned to accrual status.

Premiums (discounts) on first mortgage loans purchased are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Transfers of financial assets:  Transfers of financial assets are accounted for as sales when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed real estate:  Real estate properties acquired through loan foreclosure are initially recorded at fair value less selling costs at the date of foreclosure.  Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.  Valuations are periodically performed by management, and an allowance for losses is established by a charge to income if the carrying value of a property exceeds its fair value less estimated selling costs.

Premises and equipment:  Premises and equipment are stated at cost, net of accumulated depreciation.  Depreciation is computed primarily by straight-line and double-declining balance methods over the following estimated useful lives:

Years

Building and improvements	5 - 50
Automobiles, furniture and equipment	3 - 20

Rental real estate:  Rental real estate is comprised of two low-income housing, multifamily apartment buildings and equipment which is stated at cost, net of accumulated depreciation of approximately $1,681,000 and $1,539,000 for the years ended December 31, 2009 and 2008, respectively.  Depreciation is computed primarily by the straight-line and double-declining balance methods over the estimated useful lives of the assets.  Useful lives are the same as used for premises and equipment.

Title plant:  Title plant is an intangible asset that represents the value paid for the land tract files, plat books, indexes, and real estate records used in the abstracting services performed by First Iowa Title Services, Inc.  Title plant is carried at cost and is not depreciated.  Costs incurred to maintain and update the title plant are expensed as incurred.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Goodwill:  In accordance with accounting standards, goodwill is not amortized but is subject to an annual impairment test, or more often if conditions indicate a possible impairment.  The Company completed its annual goodwill impairment test for 2008 and determined that the Company’s enterprise value and the value of the Company’s assets and liabilities did not support any level of goodwill.  Therefore the entire goodwill amount of $4.9 million was written down as of December 31, 2008.  The goodwill impairment was due to the extreme volatility in the banking industry and the impact that it has had on the Company’s trading price.  For purposes of the 2008 goodwill impairment testing, the Company’s enterprise value was derived from a combination of trading price information for its common stock and market data regarding comparable public financial institutions.  This goodwill impairment had no impact on the Company’s liquidity, cash flows or tangible capital ratios and a negligible impact on the Company’s other regulatory capital ratios.

Bank-owned life insurance:  The carrying amount of bank-owned life insurance consists of the initial premium paid plus increases in cash value less the carrying amount associated with any death benefit received.  Death benefits paid in excess of the applicable carrying amount are recognized as income, which is exempt from income taxes.

Income taxes:  Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their income tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained.  The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.  The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions.  Tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.

Interest and penalties related to income taxes are recorded as miscellaneous expense in the statements of income.

Comprehensive income (loss):  Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income (loss).

Earnings (loss) per common share:  Basic earnings (loss) per common share represents income or loss available to common stockholders divided by the weighted average number of common shares outstanding during the periods presented.  The earnings (loss) per common share amounts - assuming dilution was computed using the weighted average number of shares outstanding during the periods presented, adjusted for the effect of dilutive potential common shares outstanding, which consists of stock options granted and common stock warrants.  Shares owned by the ESOP that have not been committed to be released are not considered to be outstanding for the purpose of computing earnings (loss) per share.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Operating segments:  The Company uses the “management approach” for reporting information about segments in annual and interim financial statements.  The management approach is based on the way the chief operating decision maker organizes segments within a company for making operating decisions and assessing performance.  Reportable segments are based on products and services, geography, legal structure, management structure and any other manner in which management disaggregates a company.  Based on the management approach model, the Company has determined that its business is comprised of one reporting segment.  The Company operates primarily in the banking industry, which accounts for the majority of its revenues, operating income and assets.  All other segments were considered minor and classified as other, with operations consisting of real estate abstracting services, insurance and investment services, and ownership of low-income housing tax credit apartment complexes.  The primary source of income for the Company is interest from the origination or purchase of residential real estate, commercial real estate, and consumer loans.  The Company accepts deposits from customers in the normal course of business primarily in north central, central and southeastern Iowa.

Stock compensation:  Compensation expense for stock-based awards is recorded over the vesting period at the fair value of the award at the time of grant.  The recording of such compensation began on January 1, 2006 for shares not yet vested as of that date and for all new grants subsequent to that date.  The exercise price of options granted under the Company’s incentive plans is equal to the fair market value of the underlying stock at the grant date.  The Company assumes no projected forfeitures on its stock-based compensation, since actual historical pre-vesting forfeiture rates on its stock-based incentive awards have been negligible.

Recent accounting pronouncements:  In September 2006, the Financial Accounting Standards Board (FASB) issued guidance on fair value measurements.  This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This guidance also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets.  Under this guidance fair value measurements are disclosed by level within that hierarchy.  The requirements of this guidance were first effective for our fiscal year beginning January 1, 2008.  However, in February 2008, the FASB decided that an entity need not apply this standard to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis until the subsequent year.  Accordingly, the Company has fully adopted this guidance.

In April 2009, the FASB issued guidance on Other-Than-Temporary Impairments (“OTTI”).  This standard requires entities to separate an OTTI of a debt security into two components when there are credit-related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its cost basis.  The amount of the OTTI related to a credit loss is recognized in earnings, and the amount of the OTTI related to other factors is recorded in other comprehensive income (loss).  The Company adopted this standard effective for the quarter ended June 30, 2009.  The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

In April 2009, the FASB issued guidance on Determining Fair Value.  Under this standard, if an entity determines there has been a significant decrease in the volume and level of activity for the asset or the liability in relation to the normal market activity for the asset or liability (or similar assets or liabilities), then transactions or quoted prices may not accurately reflect fair value.  In addition, if there is evidence that the transaction for the asset or liability is not orderly; the entity shall place little, if any weight on that transaction price as an indicator of fair value.  The Company adopted this standard effective for the quarter ended June 30, 2009.  The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

In April 2009, the FASB issued guidance on Interim Disclosures about Fair Value of Financial Instruments.  This standard requires disclosures about fair value of financial instruments in interim and annual financial statements.  The Company adopted this standard effective for the quarter ended June 30, 2009.  The adoption of this standard did not have an impact on the Company’s financial position or results of operations.

In May 2009, the FASB issued guidance on Subsequent Events.  This standard establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.  The Company adopted this standard for the quarter ended June 30, 2009.

In June 2009, the FASB issued guidance on Accounting for Transfers of Financial Assets, to improve the reporting for the transfers of financial assets resulting from (1) practices that have developed that are not consistent with the original intent and key requirements of prior FASB guidance and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This standard must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.  Earlier application is prohibited.  The Company does not expect the adoption of this standard will have a material impact on the Company’s consolidated financial statements.

On June 29, 2009, FASB issued an accounting pronouncement establishing the FASB Accounting Standards Codification (the “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity of US GAAP.  This pronouncement was effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities.  On the effective date, all non-SEC accounting and reporting standards were superseded.  The Company adopted this pronouncement for the quarterly period ended September 30, 2009, as required, and adoption did not have a material impact on the Company’s financial statements taken as a whole.

In August 2009, the FASB issued guidance on Fair Value Measurements which provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

1.	A valuation technique that uses (a) the quoted price of an identical liability when traded as an asset or (b) quoted prices for similar liabilities or similar liabilities when traded as assets.
2.
Another valuation technique that is consistent with the principles of this standard.  Examples include an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the  identical liability or would receive to enter into the identical liability.

This standard is effective for financial statements issued for interim and annual periods ending after August 2009.  The Company adopted this standard effective for the quarter ended September 30, 2009.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements or its financial position or results of operations.

Note 2.	Restrictions on Cash and Due from Banks

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits.  Those reserve balances totaled approximately $4,336,000 and $3,500,000 at December 31, 2009 and 2008, respectively.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 3.	Securities

Securities available-for-sale as of December 31, 2009 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value

Equity securities, mutual fund:	$200,080	$6,801	$-	$206,881

Debt securities:
State and local obligations	4,215,913	112,114	(1,530)	4,326,497
Mortgage-backed securities	10,872,331	302,038	(9,056)	11,165,313
U.S. Government agencies	7,552,007	5,163	(80,660)	7,476,510
	22,640,251	419,315	(91,246)	22,968,320
	$22,840,331	$426,116	$(91,246)	$23,175,201

Securities available-for-sale as of December 31, 2008 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value
Equity securities:
Mutual fund	$1,229,939	$-	$-	$1,229,939
FHLMC preferred stock	82,000	-	-	82,000
	1,311,939	-	-	1,311,939
Debt securities:
State and local obligations	1,742,349	31,876	(1,781)	1,772,444
Mortgage-backed securities	19,562,233	355,646	(164,294)	19,753,585
	21,304,582	387,522	(166,075)	21,526,029

	$22,616,521	$387,522	$(166,075)	$22,837,968

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Securities available-for-sale with fair market values of approximately $15,000 and $35,000 at December 31, 2009 and 2008, respectively, were pledged on deposit accounts. Securities available-for-sale with fair market values of approximately $1,052,000 and none at December 31, 2009 and 2008, respectively, were pledged to the Federal Reserve Discount Window for borrowings. There were no securities pledged as collateral on Federal Home Loan Bank advances at December 31, 2009 and 2008, respectively.

Gross unrealized losses and estimated fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2009 and 2008, are summarized as follows:

	2009
	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Debt securities:
State and local obligations	$353,470	$(1,530)	$-	$-	$353,470	$(1,530)
Mortgage-backed securities	1,013,063	(9,056)	-	-	1,013,063	(9,056)
U.S. Government agencies	3,919,340	(80,660)	-	-	3,919,340	(80,660)
	$5,285,873	$(91,246)	$-	$-	$5,285,873	$(91,246)

	2008
	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Debt securities:
State and local obligations	$413,219	$(1,781)	$-	$-	$413,219	$(1,781)
Mortgage-backed securities	3,443,676	(75,207)	1,626,411	(89,087)	5,070,087	(164,294)
	$3,856,895	$(76,988)	$1,626,411	$(89,087)	$5,483,306	$(166,075)

The Company conducts quarterly reviews to identify and evaluate each investment that has an unrealized loss.  The unrealized losses for the above investment securities are generally due to changes in interest rates and, as such, are considered to be temporary by the Company.  The review takes into consideration the intent of the Company to not sell the security or whether it is more-likely-than-not that the Company will be required to sell the security before its anticipated recovery, as well as other qualitative factors.  During 2009 and 2008, the Company determined, from deterioration in economic conditions other than changes in interest rates, the unrealized losses related to a mortgage backed securities mutual fund, the FHLMC preferred stock and the FNMA preferred stock were other-than-temporary. Accordingly, other-than-temporary impairment losses of $23,343 and $6,049,103 were recorded in 2009 and 2008, respectively, and the cost basis of the securities was reduced by the same amount.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The amortized cost and fair value of debt securities as of December 31, 2009 and 2008 by contractual maturity are shown below.  Certain securities have call features, which allow the issuer to call the security prior to maturity.  Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.  Therefore, these securities are not included in the maturity categories in the following maturity summary:

	Debt Securities Available-for-Sale
	December 31, 2009
	Amortized
	Cost	Fair Value

Due in one year or less	$355,000	$353,470
Due from one to five years	1,574,667	1,592,245
Due from five to ten years	8,292,967	8,291,450
Due in over ten years	1,545,286	1,565,842
Mortgage-backed securities	10,872,331	11,165,313
	$22,640,251	$22,968,320

The following is a summary of securities sold excluding the sale of Federal Home Loan Bank (FHLB) stock:

	2009			2008
	Net Proceeds from Sale	Gain	(Loss)	Net Proceeds from Sale	Gain	(Loss)
Equity securities:
Mutual funds	$1,000,000	$13,428	$(19,944)	$250,000	$-	$(41,558)
FHLMC preferred stock	82,000	-	-	18,400	-	(77,300)
FNMA preferred stock	-	-	-	19,400	-	(51,800)
Other equity securities	-	-	-	9,850	-	-
	1,082,000	13,428	(19,944)	297,650	-	(170,658)

Debt securities, Mortgage-backed securities:	7,989,720	369,076	-	-	-	-

	$9,071,720	$382,504	$(19,944)	$297,650	$-	$(170,658)

Included in the interest income on securities and cash deposits was dividend income of $71,000, $361,000 and $570,100 for the years ended December 31, 2009, 2008 and 2007, respectively.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Under FASB guidance on OTTI, credit-related losses on securities with OTTI are recorded in current earnings, while the noncredit-related portion of the reduction in fair value is recorded in other comprehensive income (loss). The Company’s other component of other comprehensive income (loss) consists of the unrealized holding gains and losses on available for sale investment securities which are considered temporary in nature.

The components of other comprehensive income (loss), presented net of taxes for the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008		2007
Other comprehensive income:

Securities for which a portion of an other-than-temporary impairment has been recorded in earnings:
Unrealized holding (gains)	$(23,058)	$(4,973,887)		$-
Loss recognized in earnings	29,859	6,219,761		-
Net unrealized gain on securities with other-than-temporary impairment before tax expense	6,801	1,245,874		-
Tax (expense)	-	(23,266	) (1)	-
Net unrealized gain on securities with other-than-temporary impairment, net of tax in other comprehensive income (loss)	6,801	1,222,608		-

Other securities:
Unrealized holding gains (losses) arising during the period	475,698	195,195		(1,373,006)
Realized net (gains) recognized into net income (loss)	(369,076)	-		-
Net unrealized gains (losses) on other securities before tax (expense) benefit	106,622	195,195		(1,373,006)
Tax (expense) benefit	(39,770)	(72,808	) (1)	70,858 (1)
Net unrealized gains (losses) on other securities, net of tax in other comprehensive income (loss)	66,852	122,387		(1,302,148)

Total other comprehensive income (loss)	$73,653	$1,344,995		$(1,302,148)

(1)  The effective tax rate is unusual due to a valuation allowance of approximately $441,000 created in 2007 for the limited deductibility of the capital losses.  Changes to the Federal tax law during the year ended December 31, 2008 allowed the Federal portion of the allowance to be reversed.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The components of accumulated other comprehensive income, presented net of taxes, as of December 31, 2009, are shown in the following table:
December 31, 2009
Accumulated other comprehensive income:

Unrealized gains on available for sale securities for which a portion of other-than-temporary impairment has been recorded in earnings, net of tax of $0	$6,801

Unrealized gains on available for sale securities which are not other-than-temporarily impaired, net of tax of $122,370	205,699
$212,500

Note 4.	Loans Receivable

Loans receivable at December 31, 2009 and 2008 are summarized as follows:

	2009	2008
First mortgage loans:
Secured by one- to four-family residences	$151,550,443	$170,183,775
Secured by:
Multifamily properties	63,469,801	57,968,385
Commercial properties	84,594,291	91,978,300
Construction loans	7,853,230	8,446,679
Total first mortgage loans	307,467,765	328,577,139

Consumer loans:
Automobile	14,776,807	14,106,162
Second mortgage	55,824,595	58,000,571
Other	5,087,621	6,099,172
Total consumer loans	75,689,023	78,205,905

Total loans	383,156,788	406,783,044

Undisbursed portion of construction loans	(1,005,093)	(839,818)
Unearned premiums, net	154,602	347,315
Net deferred loan origination fees	(280,709)	(124,881)
	$382,025,588	$406,165,660

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2009	2008	2007

Balance, beginning	$5,379,155	$3,486,851	$3,493,085
Provision charged to income	2,450,000	2,240,000	655,000
Loans charged off	(675,926)	(363,522)	(673,087)
Recoveries	17,366	15,826	11,853
Balance, ending	$7,170,595	$5,379,155	$3,486,851

The following is a summary of information pertaining to impaired loans:

	December 31,
	2009	2008

Impaired loans without a valuation allowance	$11,161,636	$3,129,168
Impaired loans with a valuation allowance	11,593,200	4,886,925
Total impaired loans	$22,754,836	$8,016,093

Valuation allowance related to impaired loans	$3,158,303	$1,927,851

Total nonaccrual loans	$14,349,340	$4,004,386

Total loans past due 90 days or more and still accruing	$-	$1,071,063

Total other nonperforming loans	$-	$2,940,644

The average investment in impaired loans during the years ended December 31, 2009, 2008 and 2007 totaled $11,779,012, $2,625,425 and $1,819,491, respectively.  Interest income recognized on impaired loans was approximately $931,000 and $41,000 for years ended 2009 and 2008 respectively, and insignificant for the year ended 2007.

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers and their immediate families (commonly referred to as related parties), all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Activity in loans receivable from certain executive officers and directors of the Company consisted of the following for the years ended December 31, 2009 and 2008:

	2009	2008

Beginning balance	$571,845	$155,424
New loans	168,164	493,600
Available line of credit balance	(5,723)	(70,219)
Change in status	(423,009)	-
Repayments	(9,395)	(6,960)
Ending balance	$301,882	$571,845

Note 5.	Loan Servicing

Mortgage loans serviced for FHLMC, the Mortgage Partnership Finance (MPF) Program of the FHLB of Des Moines, and other banks are not included in the accompanying consolidated statements of financial condition.  The unpaid principal balances of these loans at December 31, 2009 and 2008 was $123,549,128 and $89,653,657, respectively.  Included in deposits are custodial escrow balances maintained in connection with the foregoing loan servicing of $1,001,762 and $740,389 at December 31, 2009 and 2008, respectively.

Note 6.	Premises and Equipment

Premises and equipment consisted of the following at December 31:

	2009	2008

Land	$3,765,799	$3,765,799
Buildings and improvements	10,986,738	10,956,621
Leasehold improvements	58,552	39,674
Furniture, fixtures and equipment	4,903,979	4,478,821
Vehicles	156,807	156,807
	19,871,875	19,397,722
Less accumulated depreciation	7,989,036	7,284,630
	$11,882,839	$12,113,092

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7.	Deposits

Deposits at December 31 were as follows:

	2009	2008
Demand and NOW accounts:
Noninterest-bearing	$16,184,866	$15,201,731
Interest-bearing	77,694,324	57,876,885
Savings accounts	28,865,675	26,127,907
Money market savings	36,095,478	34,227,782
Certificates of deposit	175,972,717	216,735,620
	$334,813,060	$350,169,925

Scheduled maturities of certificates of deposit at December 31 were as follows:

Year ending December 31:	2009
2010	$110,154,066
2011	26,543,881
2012	15,484,010
2013	15,359,559
2014	8,369,875
Thereafter	61,326
$175,972,717

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Interest expense on deposits consisted of the following:

	Years Ended December 31,
	2009	2008	2007

NOW accounts	$171,281	$313,143	$176,140
Savings accounts	54,959	75,974	125,659
Money market savings	297,135	578,221	933,391
Certificates of deposit	6,278,631	9,797,052	11,651,226
	$6,802,006	$10,764,390	$12,886,416

The aggregate amounts of certificates of deposit in excess of $100,000 were $27,191,701 and $48,070,355 as of December 31, 2009 and 2008, respectively.  Certificates of deposit include approximately $601,000 and $15,617,000 of brokered certificates of deposit as of December 31, 2009 and 2008, respectively.

Note 8.	Borrowed Funds

Borrowed funds at December 31, 2009 consist of borrowings from the FHLB as follows:

	Weighted-
Stated	Average
Maturity	Interest Rate	Amount	Features

2010	5.14%	$24,500,000	Includes $17.5 million callable, various dates in 2010
2011	3.96	29,000,000
2012	4.33	13,000,000	Includes $5.0 million callable April 2010
	4.47%	$66,500,000

Borrowed funds at December 31, 2008 included borrowings from the FHLB of $82,348,915.  Such borrowings carried a weighted-average interest rate of 4.91% with maturities ranging from 2009 through 2018.

The FHLB borrowings are collateralized by FHLB stock and qualifying first and second mortgage loans representing various percentages of the total borrowings outstanding.  At December 31, 2009, loans with principal balance of $222,075,394 were pledged to the FHLB.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9.	Income Taxes and Retained Earnings

Under previous law, the provisions of the IRS and similar sections of Iowa law permitted the Bank to deduct from taxable income an allowance for bad debts based on 8% of taxable income before such deduction or actual loss experience.  Legislation passed in 1996 eliminated the percentage of taxable income method as an option for computing bad debt deductions for 1996 and in all future years.

Deferred taxes have been provided for the difference between tax bad debt reserves and the loan loss allowances recorded in the financial statements subsequent to December 31, 1987.  However, at December 31, 2009, retained earnings contains certain historical additions to bad debt reserves for income tax purposes of approximately $2,445,000 as of December 31, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses.  If these amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then-existing rates.  The approximate amount of unrecognized tax liability associated with these historical additions is $929,000.

Income tax expense (benefit) is summarized as follows:

	Years Ended December 31,
	2009	2008	2007

Current	$791,876	$628,933	$1,670,068
Deferred	732,824	(1,989,333)	(11,768)
	$1,524,700	$(1,360,400)	$1,658,300

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Deferred tax assets and liabilities consisted of the following components as of December 31, 2009 and 2008:

	2009	2008

Deferred tax assets:
Allowance for loan losses	$2,675,000	$2,006,000
Impairment on available-for-sale securities	175,000	1,441,000
Capital loss carry forward	211,000	124,000
Deferred directors fees and compensation	53,000	51,000
Deferred income	46,000	58,000
Accrued expenses	298,000	248,000
Dividends on employee stock ownership plan	2,000	60,000
Stock-based compensation expense	70,000	83,000
Other	41,000	58,000
Total gross deferred tax assets	3,571,000	4,129,000

Valuation allowance	(376,000)	(391,000)
Net deferred tax assets	3,195,000	3,738,000

Deferred tax liabilities:
Federal Home Loan Bank stock dividend	9,000	11,000
Premises and equipment	339,000	271,000
Unrealized gains on securities available-for-sale	122,000	83,000
Title plant	202,000	188,000
Servicing rights	263,000	179,000
Other	29,029	2,435
Total gross deferred tax liabilities	964,029	734,435

Net deferred tax assets	$2,230,971	$3,003,565
The valuation allowance for deferred tax assets at December 31, 2009 and 2008, totaled $376,000 and $391,000 respectively.  The net change in the valuation allowance for the year ended December 31, 2009 was a decrease of $15,000.  The valuation allowance and the change in valuation allowance relate to realized and unrealized capital losses on certain equity investments in which the Company does not expect to be able to realize related tax benefits because of limitations on utilization of capital losses only against capital gains for federal and state tax purposes.  However, during 2008 a new federal tax law changed the character of gains and losses on certain preferred stock from capital to ordinary, causing a reduction in the required valuation allowance.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

	Year Ended December 31,
	2009		2008		2007
		Percent		Percent		Percent
		of Pretax		of Pretax		of Pretax
	Amount	Income	Amount	Income	Amount	Income

Income (loss) before income taxes	$1,602,731	34.0%	$(2,596,380)	(34.0)%	$1,924,077	34.0%
Nontaxable income	(134,292)	(2.8)	(206,856)	(2.7)	(145,502)	(2.6)
State income tax, net of
federal income tax benefit	109,659	2.3	(148,000)	(1.9)	135,809	2.4
Low-income housing tax credit	(139,287)	(3.0)	(139,396)	(1.8)	(180,578)	(3.2)
ESOP	(1,398)	0.0	(54,971)	(0.7)	(76,208)	(1.3)
Increase (decrease) to valuation
allowance	(15,103)	(0.3)	151,044	1.9	3,856	0.1
Non deductible goodwill impairment	-	0.0	1,600,275	21.0	-	0.0
Other	102,390	2.1	33,884	0.4	(3,154)	(0.1)
	$1,524,700	32.3%	$(1,360,400)	(17.8)%	$1,658,300	29.3%

Accounting guidance on uncertain tax positions addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements.  Under FIN 48, the Company recognizes the tax benefits from an uncertain tax position only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation.  The tax benefits recognized in the consolidated financial statements from such a position are measured as the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.  As a result of the implementation of FIN 48, the Company recognized a liability for unrecognized tax benefits plus associated accrued interest and penalties of $200,000, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.  As of December 31, 2009 and 2008 the balance remains $200,000.

The Company has established contingency reserves for material, known tax exposures, including potential tax audit adjustments with respect to its state nexus issues.  The Company’s tax reserves reflect management’s judgment as to the resolution of the issues involved if subject to judicial review.  While the Company believes that its reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed its related reserve.  With respect to these reserves, the Company’s income tax expense would include (1) any changes in tax reserves arising from material changes during the period in the facts and circumstances (i.e., new information) surrounding a tax issue, and (2) any difference from the Company’s tax position as recorded in the financial statements and the final resolution of a tax issue during the period.

Income tax returns for the years 2006 through 2009, with few exceptions, remain open to examination by federal and state taxing authorities.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 10. Employee Benefit Plans

Retirement plans:  The Bank participates in a multi-employer defined benefit pension plan covering substantially all full-time employees.  Since this is a multi-employer plan, information as to actuarial valuations and net assets available for benefits by participating institutions is not available.  The Bank recognized $98,000, $320,000 and $547,000 in pension expense for the years ended December 31, 2009, 2008 and 2007, respectively.  Effective July 1, 2008 the plan was frozen, eliminating future benefit accruals.

The Bank also has a defined contribution plan covering substantially all employees, the 401(k) and Stock Ownership Plan (the Plan).  Effective January 1, 2009, the 401(k) and Stock Ownership Plan merged with the employee stock ownership plan (ESOP).  The new combined plan consists of two components.  The first component is intended to qualify as a profit sharing plan under Code Section 401(a) and includes a qualified cash or deferred arrangement under Code Section 401(k).  This component includes elective deferral contributions, matching contributions and discretionary contributions invested in assets other than qualifying employer securities.  The second component, the ESOP component, is intended to qualify as a qualified stock bonus plan under Code Section 401(a) and as an employee stock ownership plan under Code Section 4975(e)(7).  This component includes elective deferral contributions, matching contributions and discretionary contributions primarily invested in qualifying employer securities.  The plan provides for participant-directed investments and is intended to comply with ERISA Section 404(c).

The contributions made by the Company to the plan are determined by matching contributions on elective deferrals and a profit sharing component determined annually by the Board of Directors.  Contribution expense for the years ended December 31, 2009, 2008, and 2007 totaled approximately $136,011, $182,495, and $133,260, respectively.

As of December 2009, the combined plan held 183,682 shares and as of December 31, 2008, the 401(k) held 18,974 shares and the ESOP held 148,206 shares, respectively, of Company stock.  These shares are included in the computation of earnings per share.  Dividends on shares held in the plan may be reinvested in Company stock or paid in cash to the participants, at the election of the participants.

Employment agreements:  The Company and the Bank have entered into employment agreements with certain key officers.  Under the terms of the agreements, the officers are entitled to additional compensation in the event of certain conditions of involuntary termination; however, these rights are limited as a result of the Company’s participation in the U.S. Treasury’s Troubled Asset Relief Program (TARP) Capital Purchase Program (CPP) in January 2009.  The agreements extend for up to 36 months.

The Bank has entered into certain employment retention agreements with key officers.  Under the terms of the agreements, the employees are entitled to additional compensation in the event of a change of control of the Bank or the Company, and the employees are involuntarily terminated within the remaining unexpired employment period, up to 36 months; however, these rights are limited as a result of the Company’s participation in the TARP CPP in January 2009.  A change in control is generally triggered by the acquisition or control of 20% or more of the common stock.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 11.       Stock Based Compensation Plans

In 1996, the stockholders of the Company ratified the 1996 Incentive Stock Option Plan (the Plan), which permitted the grant of 441,105 shares of common stock to its directors and employees.  The Plan was intended to promote stock ownership by directors and selected officers of the Company to increase their proprietary interest in the success of the Company and to encourage them to remain in the employment of the Company or its subsidiaries.  The Plan provided for the grant of options at an exercise price equal to the market price of the Company’s stock on the date of grant.  The option awards have a 10-year contractual term.  Options granted to officers vest in five equal annual installments commencing on the first anniversary of the grant date and continuing each anniversary date thereafter. The options granted to officers expire ten years from the date of grant unless an earlier expiration date is triggered by death, disability, retirement or termination, as described in the Plan.  Options granted to directors are vested immediately and expire ten years from the date of grant, unless an earlier expiration date is triggered by removal for cause.  All awards were nonqualified stock options.  Effective April 2006, upon stockholder approval of the North Central Bancshares, Inc. 2006 Stock Incentive Plan (the 2006 Plan), no further awards under the Plan may be granted.

On April 28, 2006, the stockholders of the Company approved the Company’s adoption of the 2006 Plan, which permits the grant of 125,000 shares of common stock to its directors and officers.  The 2006 Plan is intended to promote growth and profitability, to provide certain key officers and non-employee directors of the Company with an incentive to achieve corporate objectives, to attract and retain individuals of outstanding competence, and to provide such individuals with an equity interest in the Company.  Awards granted under the 2006 Plan may include stock options, restricted stock grants and stock appreciation rights.  The 2006 Plan provides for the grant of options at an exercise price no less than the market price of the Company’s stock on the date of grant.  The option awards may have a contractual term up to 10 years. The 2006 Plan is administered by the Compensation Committee of the Board of Directors, including determining the type of awards made and establishing other terms and conditions applicable to the award.  As of December 31, 2009, a total of 14,395 shares have been awarded under the 2006 Plan in the form of stock options and restricted stock grants.  Shares available for grant under the 2006 Plan totaled 110,605 shares as of December 31, 2009.

Compensation expense for stock-based awards is recorded over the vesting period at the fair value of the award at the time of grant.  The exercise price of options granted under the Company’s incentive plans is equal to the fair market value of the underlying stock at the grant date.  The Company assumes no projected forfeitures on its stock-based compensation, since actual historical pre-vesting forfeiture rates on its stock-based incentive awards have been negligible.

Total employee stock-based compensation was as follows as of December 31:

	2009	2008	2007

Total employee stock-based compensation expense recognized in income, net of tax effect of $22,810 in 2009, $45,036 in 2008, and $46,300 in 2007	$38,344	$83,105	$81,553

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2009, stock-based compensation expense not yet recognized in income totaled $27,686, which is expected to be recognized over a weighted average remaining period of 1.4 years.

At the grant date, the fair value of options awarded to recipients is estimated using a Black-Scholes valuation model.  The exercise price of stock options equals the fair market value of the underlying stock at the date of grant.  The following table shows the key valuation assumptions and other information used for options granted during the years ended December 31, 2009, 2008 and 2007. There were no options granted in 2009 or 2008. Options are issued for 10-year periods with 100% vesting generally occurring either at grant date or over a five-year period.

	Year Ended December 31,
	2009	2008	2007

Risk-free interest rate	n/a	n/a	4.87%
Weighted-average expected price volatility	n/a	n/a	16.42%
Expected life (years)	n/a	n/a	8
Weighted-average expected dividend yield	n/a	n/a	3.48%
Weighted-average fair value of options granted during period	n/a	n/a	$6.96
Intrinsic value of options exercised during period	$740	$96	$289,399

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The table below reflects option activity for the period indicated:

		Weighted-	Weighted-
		Average	Average
		Exercise	Remaining	Aggregate
	Number	Price per	Contractual	Intrinsic
	of Shares	Share	Term Years	Value (1)

Outstanding, December 31, 2008	74,000	$31.49
Forfeited	(6,800)	36.02
Exercised	(2,000)	15.00
Outstanding, December 31, 2009	65,200	$31.52	3.9	$0

Exercisable at December 31, 2009	63,333	$31.27	3.8	$0
(1) Exercise price of all remaining options exceed December 31, 2009 trading price.

A summary of the status of the Company’s nonvested restricted shares as of December 31, 2009, and changes during the year ended December 31, 2009, is presented below:

		Weighted-
		Average
		Grant-Date
	Shares	Fair Value

Nonvested at January 1, 2009	3,300	$29.79
Granted	3,000	12.35
Vested (2)	2,800	30.51
Forfeited	-	-
Nonvested at December 31, 2009	3,500	$14.27

(2) Fair value per share at vesting date equaled $12.75.

Note 12.       Stockholders’ Equity

Preferred Stock:  On January 9, 2009, the Company issued 10,200 shares of perpetual cumulative senior preferred stock to the U.S. Department of the Treasury (the Treasury) under the Capital Purchase Program (CPP).  The preferred stock has a par value of $0.01 per share and a liquidation preference of $1,000 per share, or $10,200,000.  The fair value of the preferred stock at issue was $10,100,732 and the fair value of the common stock warrants issued in connection with the CPP was $99,268.  The fair value of the preferred stock was based on assumptions regarding the discount rate (market rate on the preferred stock, which was estimated to be approximately 99.03% at the date of issuance).  The fair value of the warrants were estimated at issue date using a Black-Scholes valuation model, with a market price of common stock on issue date of $10.50, a risk-free interest rate of 2.13%, expected price volatility of 19.48%, an expected life of 5 years, and an expected dividend yield of 0.38%.  Proceeds from the Treasury were then allocated based upon the relative fair value of the warrants and preferred stock.  Dividends are payable quarterly at the rate of five percent per annum until the fifth anniversary date of the issuance and at a rate of nine percent per annum thereafter.  The dividends are computed on the basis of a 360-day year consisting of twelve 30-day months.  The dividends are payable quarterly in arrears on February 15, May 15, August 15, and November 15 of each year.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The senior preferred stock is non-voting, other than class voting rights on any authorization or issuance of shares ranking senior to the senior preferred stock, any amendment to the rights of senior preferred stock, or any merger, exchange, or similar transaction that would adversely affect the rights of the senior preferred stock.  If dividends are not paid in full for six dividend periods, whether or not consecutive, the Treasury will have the right to elect two directors of the Company’s Board.  The right to elect directors would end when full dividends have been paid for four consecutive dividend periods.

Effective February 17, 2009, the American Recovery and Reinvestment Act of 2009 (AARA) eliminated the restrictions on the source of repayment and the waiting period.  The AARA permits the Company to repay the funds received under the CPP without regard to whether the Company has replaced the funds from other sources or any waiting period, subject to consultation with the Office of Thrift Supervision.

The CPP requires that the Company be subject to Treasury standards for executive compensation and corporate governance as long as any obligation arising from financial assistance provided under the statute remains outstanding.  The CPP requires that the Treasury’s preferred stock be the senior debt of the Company for any future borrowings.  The Congress and Treasury may create additional provisions that could become retroactively applicable to the preferred stock.

Common Stock Warrants:  In connection with the issuance of the preferred stock described above, a common stock warrant exercisable for 99,157 shares of common stock was issued and is exercisable on or before January 9, 2019.  The warrant entitles the Treasury to purchase 99,157 shares of common stock at $15.43 per share.  The difference between the market value of a share of common stock and the exercise price of a share of common stock under the warrant was $0.54 per share as of December 31, 2009.  Per the ARRA, if the Company repays the CPP funds in full, the Treasury would be required to liquidate the warrant at the current market price.

As holder of the common stock warrant, the Treasury is not entitled to vote, to receive dividends, or to exercise any other rights of common shareholders for any purpose until such warrants have been duly exercised.  The Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise.  The Company intends to file and maintain at all times during the period the preferred stock is outstanding and during the period the warrant is exercisable, a “shelf” registration statement relating to the issuance of common shares underlying the warrant for the benefit of the warrant holder.

Regulatory capital requirements:  The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to adjusted average assets (as defined) and tangible capital to adjusted assets.  Management believes, as of December 31, 2009, the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal regulatory agency categorizes the Bank as well-capitalized under the regulatory framework for prompt corrective action.  To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table.  There are no conditions or events since those notifications that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the following table:

					To Be Well-Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(000’s)		(000’s)		(000’s)
As of December 31, 2009:
Total Capital (to risk- weighted assets)	$48,429	14.9%	$26,080	8.0%	$32,600	10.0%
Tier I Capital (to risk- weighted assets)	44,450	13.6	13,040	4.0	19,560	6.0
Tier I (Core) Capital (to adjusted assets)	44,450	9.8	13,636	3.0	22,727	5.0
Tangible Capital (to adjusted assets)	44,450	9.8	6,818	1.5	-	-
As of December 31, 2008:
Total Capital (to risk- weighted assets)	$37,768	11.2%	$27,097	8.0%	$33,872	10.0%
Tier I Capital (to risk- weighted assets)	34,336	10.1	13,549	4.0	20,323	6.0
Tier I (Core) Capital (to adjusted assets)	34,336	7.3	14,187	3.0	23,646	5.0
Tangible Capital (to adjusted assets)	34,336	7.3	7,094	1.5	-	-

Limitations on dividends and other capital distributions:  Office of Thrift Supervision (OTS) imposes limitations upon all capital distributions by savings institutions, including cash dividends.  An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution (Tier 1 Association) and has not been advised by the OTS that it is in need of more than normal supervision could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year provided the total amount of capital distributions (including the proposed capital distribution) for the applicable calendar year does not exceed the institution’s year-to-date net income plus retained net income for the preceding two years.  Any additional capital distributions would require prior regulatory approval.  However, since the Company is a TARP CPP recipient, the ability of the Company to declare and pay dividends is subject to restrictions, including the requirement that we obtain the consent of the Treasury prior to increasing dividend payments above current levels unless and until the Treasury no longer holds shares of the Series A Preferred Stock.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 13.       Other Noninterest Income and Expense

Other noninterest income amounts are summarized as follows for the years ended December 31:

	2009	2008	2007

Increase in cash surrender value - BOLI	$249,810	$249,270	$44,601
Investment and insurance sales	772,575	622,467	711,750
Foreclosed real estate net earnings (loss)	(79,743)	(203,146)	(1,392)
Rental income	480,050	480,935	478,965
All other	12,791	(49,161)	121,104
	$1,435,483	$1,100,365	$1,355,028

Other noninterest expense amounts are summarized as follows for the years ended December 31:

	2009	2008	2007

Advertising and promotion	$511,567	$507,073	$523,945
Professional fees	772,602	375,832	538,291
Printing, postage, stationery and supplies	441,802	431,170	449,085
Checking account charges	370,229	377,734	290,313
Insurance (non-employee)	167,613	165,781	154,791
OTS general assessment	129,935	125,551	122,058
Telephone	148,215	147,051	137,029
Apartment operating costs	344,438	341,484	307,430
Employee costs	165,926	188,634	191,878
ATM expense	210,416	142,060	293,633
Foreclosed real estate impairments	518,136	432,396	-
All other	1,075,556	990,419	916,204
	$4,856,435	$4,225,185	$3,924,657

Note 14.       Financial Instruments with Off-Statement of Financial Condition Risk

The Bank is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers.  These financial instruments consist primarily of commitments to extend credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition.  The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-statement of financial condition instruments.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

A summary of the contract amount of the Bank’s exposure to off-statement of financial condition risk for commitments to extend credit is as follows:

	Contract or Notional Amount
	December 31,
	2009	2008

Mortgage loans (including one- to four-family, multifamily and commercial loans)	$1,411,577	$4,253,700
Undisbursed overdraft loan privileges and undisbursed home equity lines of credit	11,732,196	10,091,512

At December 31, 2009, the mortgage loan commitments above were comprised of commitments carrying a weighted-average interest rate of 4.87%.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts above do not necessarily represent future cash requirements.  The Bank evaluates each customer’s creditworthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management’s credit evaluation of the counterparty.  Collateral held varies but normally includes real estate and personal property.

At December 31, 2009, the Bank had committed to purchase $1,000,000 of pro rata loan participation ownership interests from the Neighborhood Finance Corporation (NFC).  NFC is a non-profit organization with a mission to provide lending programs and related services to help revitalize targeted low-to-moderate income neighborhoods in Polk County, Iowa.

During 2009 the Bank committed to being a limited partner in two low income housing tax credit partnerships.  The Bank will invest a total of $500,000 in each partnership.  At December 31, 2009, the Bank had advanced $137,600 to these partnerships, with the remaining $862,400 to be advanced in 2010.

Contingencies:  In the normal course of business, the Company is involved in various legal proceedings.  In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Note 15.       Lending Activities and Concentrations of Credit Risk

The Bank generally originates single family residential loans within its primary lending area of Webster, Story, Des Moines, Dallas, Polk and Henry counties in Iowa.  The Bank’s underwriting policies require such loans to be 80% loan-to-value based upon appraised values unless private mortgage insurance is obtained.  Approximately $111,818,000 of the Bank’s first mortgage loan portfolio at December 31, 2009 consisted of loans purchased or originated outside the state of Iowa.  At December 31, 2009, concentrations by state include California with $27,354,000, Washington with $13,613,000 and Wisconsin with $9,574,000.  These are generally one- to four-family, multifamily residential and commercial real estate loans secured by the underlying properties.  The loans are subject to the same underwriting guidelines as loans originated locally.  The Bank is also active in originating secured consumer loans to its customers, primarily automobile and second mortgage loans.  Collateral for substantially all consumer loans consists of security agreements and/or Uniform Commercial Code filings on the purchased asset.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16.       Fair Values Measurements

Accounting guidance on fair value measures establishes a framework for measuring fair value and expands disclosures about fair value.  It also establishes a hierarchy for determining fair value measurement.  The hierarchy includes three levels and is based upon the valuation techniques used to measure assets and liabilities.  The three levels are as follows:

1.	Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in markets:

2.
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly,for substantially the full term of the financial instrument; and

3.	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement

Fair value measurements for items measured at fair value on a recurring basis at December 31, 2009 and December 31, 2008 are included below:

	Fair Value Measurements at December 31, 2009
	Quoted Prices in Active
	Markets For	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)
Description

Equity securities, mutual fund:	$206,881	$-	$-	$206,881

Debit securities:
State and local obligations	-	4,326,497	-	4,326,497
Mortgage-backed securities	-	11,165,313	-	11,165,313
U.S. Government agencies	-	7,476,510	-	7,476,510
	-	22,968,320	-	22,968,320
Total Securities available-for-sale	$206,881	$22,968,320	-	$23,175,201

	Fair Value Measurements at December 31, 2008
	Quoted Prices in Active
	Markets For	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)
Description

Equity securities:
Mutual fund	$1,229,939	$-	$-	$1,229,939
FHLMC preferred stock	82,000	-	-	82,000
	1,311,939	-	-	1,311,939
Debt securities:
State and local obligations	-	1,772,444	-	1,772,444
Mortgage-backed securities	-	19,753,585	-	19,753,585
	-	21,526,029	-	21,526,029
Total Securities available-for-sale	$1,311,939	$21,526,029	$-	$22,837,968

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

A portion of the securities available-for-sale portfolio are equity securities and consists of a mortgage bond mutual fund investment.  The fair values used by the Company are obtained from an independent pricing service, which represent quoted market prices for the identical securities (Level 1 inputs).

Securities available-for-sale (excluding equity securities) portfolio consists of mortgage-back securities, agency bonds, and municipal bond investments whereby the Company obtains fair values from an independent pricing service.  The fair values are determined by pricing models that consider observable market data, such as interest rate volatilities, LIBOR yield curve, credit spreads and prices from market makers and live trading systems (Level 2 inputs).

Certain assets are measured at fair value on a nonrecurring basis; that is, they are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).  The following tables present the assets carried on the balance sheet by level valuation hierarchy.

	2009
	Quoted Prices
	in Active Markets	Significant Other	Significant
	for Identical Assets	Observable Inputs	Unobservable Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total

Assets:
Impaired Loans	$-	$-	$8,434,897	$8,434,897
Other real estate owned	$-	$-	$1,709,128	$1,709,128
Total	$-	$-	$10,144,025	$10,144,025

	2008
	Quoted Prices
	in Active Markets	Significant Other	Significant
	for Identical Assets	Observable Inputs	Unobservable Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total

Assets:
Impaired Loans	$-	$-	$2,959,074	$2,959,074
Other real estate owned	$-	$-	$1,182,917	$1,182,917
Total	$-	$-	$4,141,991	$4,141,991

Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or fair value.  Fair value is measured based on the value of the collateral securing these loans and is classified at a Level 3 in the fair value hierarchy.  Collateral may be real estate and/or business assets including equipment, inventory and/or accounts receivable and is determined based on appraisals by qualified licensed appraisers hired by the Company, and/or management’s expertise and knowledge of the client and client’s business.

Disclosures about fair value of financial instruments requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis.  The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above.  The methodologies for other financial assets and financial liabilities are discussed below:

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and due from banks:  The carrying amount of cash and due from banks represents the fair value.

Federal Home Loan Bank stock:  The fair value of this untraded stock is estimated at its carrying value because the Company is able to redeem the stock with the Federal Home Loan Bank at par value.

Loans held for sale:  Fair values are based on quoted market prices of similar loans sold on the secondary market.

Loans:  For variable-rate loans that reprice frequently and have experienced no significant change in credit risk, fair values are based on carrying values.  Fair values for all other loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Deposits:  Fair values disclosed for demand, NOW, savings and money market savings deposits equal their carrying amounts, which represent the amount payable on demand.  Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits.

Borrowed funds:  The fair value of borrowed funds is estimated based on discounted cash flows using currently available borrowing rates.

Accrued interest receivable and payable:  The fair values of both accrued interest receivable and payable are their carrying amounts.

Commitments to extend credit:  The fair values of commitments to extend credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and creditworthiness of the counterparties.  At December 31, 2009 and 2008, the carrying amount and fair value of the commitments were not significant.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The carrying amounts and fair values of the Company’s financial instruments as of December 31, 2009 and 2008 were as follows:

	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
		(nearest 000)		(nearest 000)
Financial assets:
Cash and due from banks	$21,766,170	$21,766,000	$16,281,644	$16,282,000
Securities	23,175,201	23,175,000	22,837,968	22,838,000
FHLB stock	3,924,700	3,925,000	4,692,400	4,692,000
Loans, net	374,854,993	384,950,000	400,786,505	401,837,000
Loans held for sale	1,333,933	1,334,000	730,466	730,000
Accrued interest receivable	1,867,970	1,868,000	2,096,784	2,097,000
Financial liabilities:
Deposits	334,813,060	338,105,000	350,169,925	354,654,000
Borrowed funds	66,500,000	69,132,000	82,348,915	85,411,000
Accrued interest payable	330,804	331,000	597,448	597,000

Note 17.       Restriction on Stockholders’ Equity

In 1996, the Company completed a Plan of Conversion and Reorganization, whereby the Company became a publicly traded Iowa corporation, and the previous mutual organization ceased to exist.  The Plan provided that when the conversion was completed, a “Liquidation Account” would be established in an amount equal to the amount of any dividends waived by the previous mutual holding company (totaling approximately $1,897,000), plus 65.5% of the Bank’s total stockholders’ equity, as reflected in its latest statement of financial condition in the final prospectus utilized in the conversion.  The Liquidation Account is established to provide a limited priority claim to the assets of the Bank to qualifying depositors as of specified dates (Eligible Account Holders and Supplemental Eligible Account Holders) who continue to maintain deposits in the Bank after the conversion.  In the unlikely event of a complete liquidation of the Bank, and only in such an event, Eligible Account Holders and Supplemental Eligible Account Holders would receive from the Liquidation Account a liquidation distribution based on their proportionate share of the then total remaining qualifying deposits.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 18.       Earnings (Loss) Per Common Share

Presented below is the reconciliation of the numerators and denominators of the computations for earnings (loss) per common share and earnings (loss) per common share - diluted, for the years ended December 31:

	2009		2008	2007

Numerator, income (loss) available to common stockholders	$2,674,292		$(6,276,011)	$4,000,750

Denominator:
Weighted-average shares outstanding - basic	1,342,320		1,339,388	1,353,399
Dilutive effect of stock options	69		-	11,907
Dilutive effect of warrants	708		-	-
Dilutive effect of restricted stock	3,356		-	1,989
Weighted-average shares outstanding - assuming dilution	1,346,453		1,339,388	1,367,295

Basic earnings (loss) per common share	$1.99		$(4.69)	$2.96
Earnings (loss) per common share - assuming dilution	1.99	(1)	(4.69)	2.93

(1)  No dilution from stock options (74,000) or restricted stock (3,300) due to loss in 2008.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 19.	North Central Bancshares, Inc. (Parent Company Only) Condensed Financial Statements

	Statements of Financial Condition
	December 31,
	2009	2008

ASSETS

Cash	$121,894	$1,110
Loans receivable, net	2,900,000	58,178
Investment in First Federal Savings Bank of Iowa	45,334,314	35,147,169
Deferred taxes	2,455	2,455
Prepaid and other assets	-	16,665

Total assets	$48,358,663	$35,225,577

LIABILITIES AND EQUITY

LIABILITIES
Dividend payable	$13,484	$13,434
Accrued expenses and other liabilities	66,361	-

Total liabilities	79,845	13,434

EQUITY
Preferred stock	10,118,581	-
Common stock	13,471	13,421
Additional paid-in capital	18,009,468	17,819,096
Retained earnings	19,924,798	17,240,779
Accumulated other comprehensive income	212,500	138,847

Total equity	48,278,818	35,212,143

Total liabilities and equity	$48,358,663	$35,225,577

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

	Statements of Income
	Years Ended December 31,
	2009	2008	2007
Operating income:
Equity in net income (loss) of subsidiary	$3,252,339	$(6,182,879)	$4,085,905
Interest income	73,662	9,495	21,230
Other	-	-	7,750
	3,326,001	(6,173,384)	4,114,885

Operating expenses:
Compensation and employee benefits	17,575	18,300	15,300
Interest expense	-	-	5,243
Other	151,810	144,927	147,992
	169,385	163,227	168,535

Income (loss) before income tax (benefit)	3,156,616	(6,336,611)	3,946,350

Income tax (benefit)	(32,600)	(60,600)	(54,400)

Net income (loss)	$3,189,216	$(6,276,011)	$4,000,750

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Statements of Cash Flows
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$3,189,216	$(6,276,011)	$4,000,750
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Equity in net (income) loss of First Federal Savings
Bank of Iowa	(3,252,339)	6,182,879	(4,085,905)
Dividends received from First Federal Savings
Bank of Iowa	-	915,000	3,937,000
Change in deferred income taxes	-	6,266	(5,927)
Change in assets and liabilities:
Prepaid expenses and other assets	16,665	(7,793)	(13,355)
Accrued expenses and other liabilities	66,362	-	(10,225)
Net cash provided by operating activities	19,904	820,341	3,822,338

CASH FLOWS FROM INVESTING ACTIVITIES, net
Net (increase) decrease in loans receivable	(2,841,822)	548,697	4,598
Proceeds from sale of securities available-for-sale	-	9,850	-
Net cash provided by (used in) investing activities	(2,841,822)	558,547	4,598

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of common stock for retirement	-	-	(2,377,500)
Proceeds from issuance of common stock, preferred
stock and common stock warrant	10,230,000	4,504	333,229
Capital contribution to subsidiary	(6,800,000)	-	-
Common and preferred dividends paid	(487,298)	(1,421,779)	(1,880,308)
Net cash provided by (used in) financing activities	2,942,702	(1,417,275)	(3,924,579)

Net change in cash and cash equivalents	120,784	(38,387)	(97,643)

CASH
Beginning	1,110	39,497	137,140
Ending	$121,894	$1,110	$39,497

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 20.	Quarterly Results of Operations (Unaudited)

	Year Ended December 31, 2009
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share amounts)

Interest income	$6,466	$6,287	$6,158	$5,988
Interest expense	3,068	2,675	2,406	2,189
Net interest income	3,398	3,612	3,752	3,799
Provision for loan losses	160	610	450	1,230
Net interest income after
provision for loan losses	3,238	3,002	3,302	2,569

Noninterest income:
Fees and service charges	940	1,080	1,149	1,173
Abstract fees	217	283	223	206
Mortgage banking income	315	332	177	152
Loan prepayment fees	13	199	31	7
Other income	371	395	353	316
Total noninterest income	1,856	2,289	1,933	1,854

Investment securities gains (losses), net:
Total other-than-temporary impairment losses	-	(23)	-	-
Portion of loss recognized in other comprehensive income (loss) before taxes	-	-	-	-
Net impairment losses recognized in earnings	-	(23)	-	-
Realized securities gains (losses), net	(10)	(10)	5	377
Total securities gains (losses), net	(10)	(33)	5	377

Noninterest expense:
Compensation and employee benefits	1,868	1,845	1,856	1,795
Premises and equipment	487	442	464	486
Data processing	208	200	186	215
FDIC insurance expense	99	373	144	144
Goodwill Impairment	-	-	-	-
Other	1,285	1,048	1,075	1,448
Total noninterest expense	3,947	3,908	3,725	4,088

Income before income taxes	1,137	1,350	1,515	712

Provision for income taxes	355	456	513	201
Net income	$782	$894	$1,002	$511

Basic earnings per common share	$0.49	$0.57	$0.65	$0.28

Diluted earnings per common share	$0.49	$0.57	$0.65	$0.28

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

	Year Ended December 31, 2008
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share amounts)

Interest income	$7,488	$7,155	$6,966	$6,748
Interest expense	4,293	3,895	3,676	3,453
Net interest income	3,195	3,260	3,290	3,295
Provision for loan losses	60	160	60	1,960

Net interest income after provision for loan losses	3,135	3,100	3,230	1,335

Noninterest income:
Fees and service charges	1,010	1,113	1,235	1,168
Abstract fees	264	285	239	218
Mortgage banking income	161	150	111	105
Loan prepayment fees	5	-	1	56
Other income	264	266	336	234
Total noninterest income	1,704	1,814	1,922	1,781

Investment securities gains (losses), net:
Total other-than-temporary impairment losses	-	(1,870)	(3,851)	(328)
Portion of loss recognized in other comprehensive income (loss) before taxes	-	-	-	-
Net impairment losses recognized in earnings	-	(1,870)	(3,851)	(328)
Realized securities gains (losses), net	-	-	-	(171)
Total securities gains (losses), net	-	(1,870)	(3,851)	(499)

Noninterest expense:
Compensation and employee benefits	1,974	1,861	1,766	1,764
Premises and equipment	441	415	424	496
Data processing	243	243	229	237
FDIC insurance expense	11	21	73	67
Goodwill Impairment	-	-	-	4,947
Other	1,075	1,095	1,064	992
Total noninterest expense	3,744	3,635	3,556	8,503

Income (loss) before income taxes	1,095	(591)	(2,255)	(5,886)

Provision (benefit) for income taxes	291	366	495	(2,513)
Net income (loss)	$804	$(957)	$(2,750)	$(3,373)

Basic earnings (loss) per common share	$0.60	$(0.71)	$(2.05)	$(2.52)

Diluted earnings (loss) per common share	$0.60	$(0.71)	$(2.05)	$(2.52)

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 21.	Segment Reporting

An operating segment is generally defined as a component of a business for which discrete financial information is available and whose results are reviewed by the chief operating decision maker.  The Company has determined that it has one reportable segment, which is the traditional banking segment.  All other segments were considered quantitatively insignificant and grouped in other.  The traditional banking segment consists of the Company’s banking subsidiary, First Federal Savings Bank of Iowa, and the holding company.  First Federal Savings Bank of Iowa operates as a federal savings bank providing deposit, loan and other related products to individuals and small businesses, primarily in the communities where their offices are located.  The remaining grouping under the heading “All Others” consists of the operations of the subsidiaries under the Bank, which includes real estate abstracting services, insurance and investment services, and ownership of low-income housing tax credit apartment complexes.

Transactions between affiliates, the resulting revenues of which are shown in the intersegment revenue category, are conducted at market prices, meaning prices that would be paid if the companies were not affiliates.

	Year Ended December 31, 2009
	Traditional
	Banking	All Others	Total

Interest income	$24,898,685	$-	$24,898,685

Interest expense	10,221,566	115,962	10,337,528
Net interest income	14,677,119	(115,962)	14,561,157

Provision for loan losses	2,450,000	-	2,450,000

Net interest income after provision for loan losses	12,227,119	(115,962)	12,111,157

Noninterest income	5,836,725	2,095,584	7,932,309
Securities gains, net	339,217	-	339,217
Noninterest expense	13,780,322	1,888,445	15,668,767

Income before income taxes	4,622,739	91,177	4,713,916

Provision for income taxes	1,442,400	82,300	1,524,700

Net income	$3,180,339	$8,877	$3,189,216

Intersegment revenue (expense)	$841,117	$(841,117)	$-

Total assets	451,294,495	3,716,464	455,010,959

Total deposits	334,813,060	-	334,813,060

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

	Year Ended December 31, 2008
	Traditional
	Banking	All Others	Total

Interest income	$28,356,804	$-	$28,356,804

Interest expense	15,197,134	119,513	15,316,647
Net interest income	13,159,670	(119,513)	13,040,157

Provision for loan losses	2,240,000	-	2,240,000

Net interest income after provision for loan losses	10,919,670	(119,513)	10,800,157

Noninterest income	5,196,385	2,024,450	7,220,835
Securities gain (losses), net	(6,219,761)	-	(6,219,761)
Noninterest expense	17,635,395	1,802,247	19,437,642

Income (loss) before income taxes	(7,739,101)	102,690	(7,636,411)

Provision (benefit) for income taxes	(1,440,100)	79,700	(1,360,400)

Net income (loss)	$(6,299,001)	$22,990	$(6,276,011)

Intersegment revenue (expense)	$745,682	$(745,682)	$-

Total assets	468,878,603	4,419,233	473,297,836

Total deposits	350,169,925	-	350,169,925

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 22.	Reclassifications

Certain amounts in the prior period financial statements have been reclassified, with no effect on net income or stockholders’ equity, to be consistent with the current period classification.

Note 23.	Subsequent Events

Subsequent events have been evaluated through the date financial statements are filed with the Securities and Exchange Commission.  Through that date, there were no events requiring disclosure.

First Federal Savings Bank
OF IOWA

www.firstfederaliowa.com

Fort Dodge 825 Central 515-576-7531	Fort Dodge 201 So. 25th St. 515-576-3177	Nevada 404 Lincoln Hwy. 515-382-5408	Ames 316 So. Duff 515-232-4304	Perry 1111 – 141st St. 515-465-3187

Ankeny 2110 SE Delaware 515-963-4488	Clive 13150 Hickman Road 515-440-6300	Burlington 1010 No. Roosevelt 319-754-6521	Burlington 321 No. Third St. 319-754-7517	Mt. Pleasant 102 So. Main 319-385-8000	West Des Moines 120 So. 68th St. 515-226-0800